Exhibit 99.1

POSTMEDIA NETWORK CANADA CORP.
CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2014, 2013 AND 2012

Issued: October 24, 2014

Management’s Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements of Postmedia Network Canada Corp. (the “Company”) and its subsidiary are the responsibility of management and have been approved by the Board of Directors of Postmedia Network Canada Corp.

Management is responsible for the preparation of these consolidated financial statements in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board, the selection of accounting policies and making significant accounting estimates, assumptions and judgements. Management is also responsible for establishing and maintaining adequate internal control over financial reporting which includes those policies and procedures that provide reasonable assurance over the completeness, fairness and accuracy of the consolidated financial statements and other financial items.

The Board of Directors fulfills its responsibility for the consolidated financial statements principally through its Audit Committee, which is composed of independent external directors. The Audit Committee reviews the Company’s annual consolidated financial statements and recommends their approval to the Board of Directors. The Audit Committee meets with the Company’s management and external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, and formulates the appropriate recommendations to the Board of Directors. The auditor appointed by the shareholders has full access to the Audit Committee, with or without management being present.

The external auditors appointed by the Company’s shareholders, PricewaterhouseCoopers LLP, conducted an independent audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and express their opinion thereon. Those standards require that the audit is planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

Paul Godfrey	Doug Lamb
President and Chief Executive Officer	Chief Financial Officer and Executive Vice President

Toronto, Canada
October 24, 2014

October 24, 2014

Independent Auditor’s Report

To the Shareholders of
Postmedia Network Canada Corp.

We have audited the accompanying consolidated financial statements of Postmedia Network Canada Corp. and its subsidiaries, which comprise the consolidated statements of financial position as at August 31, 2014 and August 31, 2013 and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended August 31, 2014, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Postmedia Network Canada Corp. and its subsidiaries as at August 31, 2014 and August 31, 2013 and its financial performance and its cash flows for each of the three years in the period ended August 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants, Licensed Public Accountants

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

POSTMEDIA NETWORK CANADA CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED AUGUST 31, 2014, 2013 AND 2012
(In thousands of Canadian dollars, except per share amounts)

	2014	2013	2012
		(revised - note 2)	(revised - note 2)
Revenues
Print advertising	375,457	445,547	514,987
Print circulation	194,176	195,899	209,177
Digital	88,023	91,606	89,076
Other	16,599	18,531	18,637
Total revenues	674,255	751,583	831,877
Expenses
Compensation	281,085	321,224	348,608
Newsprint	30,770	40,902	52,628
Distribution	101,794	107,905	123,872
Production	37,671	28,270	29,989
Other operating	113,430	123,356	132,919
Operating income before depreciation, amortization, impairment and
restructuring (note 3)	109,505	129,926	143,861
Depreciation (note 8)	66,646	29,949	26,157
Amortization (note 9)	39,080	43,325	43,566
Impairments (notes 4, 8 and 9)	-	99,983	-
Restructuring and other items (notes 11 and 13)	39,285	34,171	35,355
Operating income (loss)	(35,506)	(77,502)	38,783
Interest expense	61,914	61,900	65,446
Loss on debt repayment (note 12)	-	-	9,178
Net financing expense relating to employee benefit plans (note 13)	5,617	7,458	5,706
(Gain) loss on disposal of property and equipment and intangible assets	(257)	(1,005)	258
(Gain) loss on derivative financial instruments (note 5)	(1,590)	7,306	(8,632)
Foreign currency exchange losses	6,271	7,065	6,383
Loss before income taxes	(107,461)	(160,226)	(39,556)
Provision for income taxes (note 16)	-	-	-
Net loss from continuing operations	(107,461)	(160,226)	(39,556)
Net earnings from discontinued operations, net of tax of nil (note 23)	-	-	13,523
Net loss attributable to equity holders of the Company	(107,461)	(160,226)	(26,033)

Loss per share from continuing operations (note 14):
Basic	$(2.67)	$(3.98)	$(0.98)
Diluted	$(2.67)	$(3.98)	$(0.98)

Earnings per share from discontinued operations (note 14):
Basic	$-	$-	$0.34
Diluted	$-	$-	$0.34

Loss per share attributable to equity holders of the Company (note 14):
Basic	$(2.67)	$(3.98)	$(0.65)
Diluted	$(2.67)	$(3.98)	$(0.65)

The notes constitute an integral part of the consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED AUGUST 31, 2014, 2013 AND 2012
(In thousands of Canadian dollars)

	2014	2013	2012
		(revised - note 2)	(revised - note 2)

Net loss attributable to equity holders of the Company	(107,461)	(160,226)	(26,033)

Other comprehensive income (loss) from continuing operations
Amounts subsequently reclassified to the statement of operations
Gain on valuation of derivative financial instruments, net of tax of nil	3,994	1,914	8,928
Amounts not subsequently reclassified to the statement of operations
Net actuarial gains (losses) on employee benefits, net of tax of nil (note 13)	(20,692)	59,581	(70,228)
Gain on minimum funding liability of employee benefits, net of tax of nil (note 13)	-	-	4,146
Other comprehensive loss from discontinued operations
Amounts not subsequently reclassified to the statement of operations
Net actuarial losses on employee benefits, net of tax of nil (note 13)	-	-	(376)
Other comprehensive income (loss)	(16,698)	61,495	(57,530)
Comprehensive loss attributable to equity holders of the Company	(124,159)	(98,731)	(83,563)

Total comprehensive loss attributable to equity holders of the Company:
Continuing operations	(124,159)	(98,731)	(96,710)
Discontinued operations	-	-	13,147
Comprehensive loss attributable to equity holders of the Company	(124,159)	(98,731)	(83,563)

The notes constitute an integral part of the consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT AUGUST 31, 2014 AND 2013
(In thousands of Canadian dollars)

	2014	2013
		(revised - note 2)
ASSETS
Current Assets
Cash	30,490	40,812
Accounts receivable	64,871	82,615
Inventory (note 7)	2,294	3,234
Current portion of derivative financial instruments (notes 6 and 12)	-	1,411
Prepaid expenses and other assets	9,888	10,128
Total current assets	107,543	138,200
Non-Current Assets
Property and equipment (notes 4 and 8)	155,007	223,173
Asset held-for-sale (note 8)	22,246	10,530
Derivative financial instruments (note 6)	18,392	16,802
Other assets	17	732
Intangible assets (notes 4 and 9)	287,789	323,760
Goodwill (note 4)	149,600	149,600
Total assets	740,594	862,797

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities (note 10)	59,073	67,618
Provisions (note 11)	15,629	26,097
Deferred revenue	24,176	24,645
Current portion of long-term debt (note 12)	12,500	12,500
Total current liabilities	111,378	130,860
Non-Current Liabilities
Long-term debt (note 12)	473,800	474,380
Other non-current liabilities (notes 13 and 15)	143,157	121,817
Provisions (note 11)	634	826
Deferred income taxes (note 16)	681	681
Total liabilities	729,650	728,564

Equity
Capital stock (note 14)	371,132	371,132
Contributed surplus (note 15)	9,890	9,020
Deficit	(370,078)	(241,925)
Accumulated other comprehensive loss	-	(3,994)
Total equity	10,944	134,233
Total liabilities and equity	740,594	862,797

Commitments (note 19), Subsequent events (note 24)

On October 24, 2014, the Board of Directors (the “Board”) approved the consolidated financial statements for the years ended August 31, 2014, 2013 and 2012.

On behalf of the Board,

Signed	Signed
Paul Godfrey	Rod Phillips
Director	Chair

The notes constitute an integral part of the consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED AUGUST 31, 2014, 2013 AND 2012
(In thousands of Canadian dollars)

	2014
	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total Equity
Balance as at August 31, 2013 (revised - note 2)	371,132	9,020	(241,925)	(3,994)	134,233
Net loss attributable to equity holders of the Company	-	-	(107,461)	-	(107,461)
Other comprehensive income (loss)	-	-	(20,692)	3,994	(16,698)
Comprehensive income (loss) attributable to equity holders of the Company	-	-	(128,153)	3,994	(124,159)
Share-based compensation plans (note 15)	-	870	-	-	870
Balance as at August 31, 2014	371,132	9,890	(370,078)	-	10,944

	2013
	(revised - note 2)
	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total Equity
Balance as at August 31, 2012	371,132	7,888	(141,280)	(5,908)	231,832
Net loss attributable to equity holders of the Company	-	-	(160,226)	-	(160,226)
Other comprehensive income	-	-	59,581	1,914	61,495
Comprehensive income (loss) attributable to equity holders of the Company	-	-	(100,645)	1,914	(98,731)
Share-based compensation plans (note 15)	-	1,132	-	-	1,132
Balance as at August 31, 2013	371,132	9,020	(241,925)	(3,994)	134,233

	2012
	(revised - note 2)
	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total Equity
Balance as at August 31, 2011	371,132	5,602	(48,789)	(14,836)	313,109
Net loss attributable to equity holders of the Company	-	-	(26,033)	-	(26,033)
Other comprehensive income (loss)	-	-	(66,458)	8,928	(57,530)
Comprehensive income (loss) attributable to equity holders of the Company	-	-	(92,491)	8,928	(83,563)
Share-based compensation plans (note 15)	-	2,286	-	-	2,286
Balance as at August 31, 2012	371,132	7,888	(141,280)	(5,908)	231,832

The notes constitute an integral part of the consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31, 2014, 2013 AND 2012
(In thousands of Canadian dollars)

	2014	2013	2012
CASH GENERATED (UTILIZED) BY:		(revised - note 2)	(revised - note 2)

OPERATING ACTIVITIES
Net loss attributable to equity holders of the Company	(107,461)	(160,226)	(26,033)
Items not affecting cash:
Depreciation (note 8)	66,646	29,949	26,320
Amortization (note 9)	39,080	43,325	43,621
Impairments (notes 4, 8 and 9)	-	99,983	-
(Gain) loss on derivative financial instruments (note 5)	(1,590)	7,306	(22,414)
Non-cash interest	5,587	4,114	12,831
Non-cash loss on debt repayment (note 12)	-	-	9,178
(Gain) loss on disposal of property and equipment and intangible assets	(257)	(1,005)	258
Non-cash foreign currency exchange losses	6,323	6,879	5,721
Gain on sale of discontinued operations (note 23)	-	-	(17,109)
Share-based compensation plans and other long-term incentive plan expense (recovery) (note 15)	1,376	1,386	(2,459)
Net financing expense relating to employee benefit plans (note 13)	5,617	7,458	6,243
Non-cash compensation expense of employee benefit plans (note 13)	-	2,587	-
Employee benefit funding in excess of compensation expense (note 13)	(7,151)	-	(24,381)
Settlement of foreign currency interest rate swap designated as a cash flow hedge (note 12)	6,149	(8,976)	-
Net change in non-cash operating accounts (note 21)	907	5,567	30,765
Cash flows from operating activities	15,226	38,347	42,541

INVESTING ACTIVITIES
Net proceeds received on the sale of discontinued operations (note 23)	-	-	87,340
Net proceeds from the sale of property and equipment, intangible assets and assets held-for-sale	306	25,925	4
Additions to property and equipment (note 8)	(10,245)	(7,566)	(8,227)
Additions to intangible assets (note 9)	(3,109)	(5,932)	(6,732)
Cash flows from investing activities	(13,048)	12,427	72,385

FINANCING ACTIVITIES
Proceeds from the issuance of long-term debt (note 12)	-	-	250,000
Repayment of long-term debt on refinancing (note 12)	-	-	(238,268)
Repayment of long-term debt (note 12)	(12,500)	(32,040)	(108,310)
Debt issuance costs	-	(111)	(6,642)
Cash flows from financing activities	(12,500)	(32,151)	(103,220)

Net change in cash	(10,322)	18,623	11,706
Cash at beginning of period	40,812	22,189	10,483
Cash at end of period	30,490	40,812	22,189

	2014	2013	2012

Supplemental disclosure of operating cash flows
Interest paid	57,236	53,173	60,080
Income taxes paid	-	-	-

The notes constitute an integral part of the consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2014, 2013 AND 2012
(In thousands of Canadian dollars, except as otherwise noted)

1.     DESCRIPTION OF BUSINESS

Postmedia Network Canada Corp. (“Postmedia” or the “Company”) is a holding company that has a 100% interest in its subsidiary Postmedia Network Inc. (“Postmedia Network”).  The Company was incorporated on April 26, 2010, pursuant to the Canada Business Corporations Act.  The Company’s head office and registered office is 365 Bloor Street East, 12th Floor, Toronto, Ontario.

The Company’s operations consist of both news and information gathering and dissemination operations, with products offered in major Canadian markets and a number of regional and local markets in Canada through a variety of print, web, tablet and smartphone platforms, and digital media and online assets including the canada.com website, each newspaper’s online website and Infomart, the Company’s media monitoring service.  The Company supports these operations through a variety of centralized shared services.

2.     SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are described below.

(a)   Basis of presentation

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

(b)   Basis of measurement

These consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of derivative financial instruments to fair value, certain assets classified as held-for-sale which are recorded at fair value less costs of disposal and the deferred share unit plan which is recorded at fair value.

(c)   Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiary, Postmedia Network.  All intercompany transactions and balances have been eliminated on consolidation.

(d)   Critical accounting estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosures of contingent assets and liabilities.  Although these estimates, assumptions and judgements are based upon management’s best knowledge of the amount, event or actions; actual results could differ from those estimates, assumptions and judgements.

The following significant areas require management to use assumptions and to make estimates:

Impairment of goodwill and indefinite life intangible assets

The Company tests goodwill and indefinite life intangible assets for impairment annually, or more frequently if there are indicators that an impairment may have arisen.  In testing for impairment, assets, including indefinite life intangible assets, are grouped into a cash generating unit ("CGU" or "CGUs") which represent the lowest level for which there are separately identifiable cash inflows.  For the purpose of goodwill impairment testing, goodwill is allocated to each CGU (or group of CGUs) based on the level at which management monitors goodwill, however not higher than an operating segment. Accordingly, management has allocated its goodwill to its single operating segment, the Newspaper operating segment, which is at the entity level, and the level at which goodwill is monitored, herein referred to as the Goodwill CGU. The recoverable amount of each CGU or group of CGUs is based on the higher of value in use and fair value less costs of disposal calculations.  The Company has computed the fair value less costs of disposal of the Goodwill CGU and each individual CGU using a discounted cash flow model that requires market participant assumptions about future cash flows and discount rates. The future cash flows are based on management’s best estimate considering historical and expected operating plans, current strategies, economic conditions and the general outlook for the industry and markets in which the Company operates.  The discounted cash flow calculations use cash flow projections which are based upon financial forecasts prepared by management covering a three year period.  Cash flows after the three year period are extrapolated using industry growth rates.  Refer to note 4 for more details about the methods and assumptions used in estimating the recoverable amount.

Employee future benefits

The cost of defined benefit pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans and the present value of the defined benefit obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions including the discount rate to measure the net defined benefit obligation and mortality rates, among others.  Due to the complexity of the actuarial valuations and the long-term nature of employee future benefits, the corresponding obligation is highly sensitive to changes in assumptions.  Discount rates are reviewed at each reporting date and corresponding adjustments to the net defined benefit obligation are recognized in other comprehensive income and deficit.  In addition, during the year ended August 31, 2014, the Canadian Institute of Actuaries issued new mortality tables for use in the valuation of Canadian pension and benefit plans.  As a result, during the year ended August 31, 2014, the Company modified the mortality tables used to value the defined benefit pension benefit and post-retirement benefit obligations which resulted in an actuarial loss of $15.6 million recorded in other comprehensive income with an offsetting increase in other non-current liabilities.  The change in the mortality rate assumptions is expected to result in increased funding valuation obligations as well as increased defined benefit plan expense in future years.  Additional information on the Company’s employee benefit plans is contained in note 13.

The following area requires management to use significant judgements apart from those involving estimates:

Determination of useful lives for the depreciation and amortization of assets with finite lives

For each class of assets with finite lives, management has to determine over which period the Company will consume the assets future economic benefits.  The determination of such periods and if necessary, the subsequent revision of such periods, involves judgement and has an impact on the depreciation and amortization recorded in the consolidated statements of operations. The Company takes into account industry trends and Company specific factors, including changing technologies and expectations for the in-service period of assets, when determining their respective useful lives.

(e)   Disposals of non-current assets and discontinued operations

Non-current assets are classified as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continued use, they are available for sale in their present condition and such sale is considered highly probable.  The criteria for a sale to be considered highly probable includes a firm decision by the appropriate level of management or the Board to dispose of a business or a group of assets, such business or group of assets must be actively marketed for a price that is reasonable in relation to their current market value and there must be an expectation that such disposal will be completed within a twelve month period.  Assets held for sale are carried at the lower of their carrying amount or fair value less costs of disposal.  Assets held for sale are classified as discontinued operations if the operations and cash flows can be clearly distinguished, both operationally and for financial reporting purposes, from the rest of the Company and they represent a separate major line of business or geographical area of operations, or are part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired with the view to resell.

(f)    Foreign currency translation

These consolidated financial statements are presented in Canadian dollars, the Company’s functional and reporting currency.  As at the date of the statement of financial position, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars using the foreign currency exchange rate in effect at that date.  Revenues and expense items are translated at the foreign currency exchange rate in effect when the transaction occurred.  The resulting foreign currency exchange gains and losses are recognized in the statement of operations in foreign currency exchange (gains) losses.

(g)   Cash

Cash is composed of cash on hand and current balances with banks.

(h)   Borrowing costs

Borrowing costs consist of interest and other costs that the Company incurs in connection with the borrowing of funds. Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period they are incurred in interest expense in the statement of operations.

(i)    Property and equipment

Property and equipment are recorded at historical cost.  Historical cost includes purchase cost, expenditures that are directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and borrowing costs if applicable.

Depreciation is provided for on a straight line basis over the following useful lives:

Assets	Estimated useful life

Buildings	10 - 40 years
Leaseholds	3 - 20 years
Computer hardware	3 - 5 years
Machinery and equipment	5 - 20 years

The depreciation method estimates of useful lives and residual values ascribed to property and equipment are reviewed at least at each financial year end and if necessary depreciation is adjusted for on a prospective basis.

(j)    Intangible assets

Finite life intangibles

(i) Software

Costs of internally generated software are composed of all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management. Internally generated software consists primarily of internal costs in connection with the development of software to be used internally or for providing services to customers.  All costs incurred during the research phase are expensed as incurred.  Development costs that are attributable to the design and testing are recognized as intangible assets if the asset can be separately identified, it is probable the asset will generate future economic benefits, the development cost can be measured reliably, the project is technically feasible and the project will be completed with a view to use the asset.

Software costs are amortized using the straight line method of amortization over their estimated useful lives, which range from 2 to 10 years.  The depreciation method and estimates of useful lives ascribed to software are reviewed at least at each financial year end and if necessary amortization is adjusted on a prospective basis.

(ii) Other identifiable intangible assets

Upon acquisition, other identifiable intangible assets are recorded at cost and are carried at cost less accumulated amortization.  Other identifiable intangible assets with finite lives are amortized using the straight-line method of amortization over their estimated useful lives, as follows:

Other identifiable intangible assets with finite lives	Estimated useful life

Subscribers	5 years
Customer relationships	4-5 years
Non-newspaper domain names	15 years

The depreciation method and estimates of useful lives ascribed to other identifiable intangible assets are reviewed at least at each financial year end and if necessary amortization is adjusted for on a prospective basis.

Costs associated with purchasing and developing content are expensed as incurred, except for content development on the Company's website which is capitalized when such costs meet the criteria for capitalization.

Indefinite life intangibles

Intangible assets with indefinite lives are not amortized.  These include newspaper mastheads and certain domain names related to the newspaper online websites.  The assessment of indefinite life is reviewed each period to determine whether the indefinite life assumption continues to be supportable.  If it is deemed unsupportable the change in useful life from indefinite to finite life is made and amortization is recognized on a prospective basis.

(k)  Business combinations and goodwill

The Company uses the acquisition method of accounting to record business combinations.  The acquisition method of accounting requires the Company to recognize, separately from goodwill, the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree measured at the acquisition-date fair values.  The consideration transferred shall be measured at fair value calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, the liabilities assumed by the Company and any equity interests issued by the Company.  Contingent consideration is recognized as part of the consideration transferred.  Goodwill as of the acquisition date is measured as the excess of the consideration transferred and the amount of any non-controlling interest acquired over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed, measured at fair value.  Goodwill acquired through a business combination is allocated to the CGU (or group of CGUs) that are expected to benefit from the synergies of the business combination. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.  Acquisition related costs are expensed in the period they are incurred except for those costs to issue equity securities which are offset against the related equity instruments and those costs to issue debt which are offset against the corresponding debt and amortized using the effective interest method.  Acquisition related costs include advisory, legal, accounting, valuation and other professional or consulting fees; and costs of registering and issuing debt and securities.

(l)    Impairments

Impairments are recorded when the recoverable amount of an asset or CGU is less than its carrying amount. The recoverable amount is the higher of an assets or CGUs fair value less costs of disposal or its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.  When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.  Impairment losses, other than those relating to goodwill, are evaluated for potential reversals when events or changes in circumstances warrant such consideration.

(i) Non-financial assets

The carrying values of non-financial assets with finite lives, except inventories, deferred tax assets and employee benefits, are assessed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.  Additionally, intangible assets with indefinite lives, composed of mastheads and newspaper domain names are included in their related CGU, and are tested annually for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.  For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (CGUs).  The Company has identified each individual newspaper as a CGU because each newspaper has separately identifiable independent cash inflows.  Any corporate assets and cash flows are allocated to the respective CGUs.  Non-financial assets other than goodwill that have incurred an impairment in previous periods are reviewed for the possible reversal of the impairment at each reporting date.

(ii) Goodwill

Goodwill is reviewed for impairment annually or more frequently if there are indications that impairment may have occurred.  For the purpose of impairment testing, goodwill is allocated to each CGU (or group of CGUs) based on the level at which management monitors goodwill, however not higher than an operating segment.  Impairment is determined by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates.  Accordingly, management has allocated its goodwill to its single operating segment, the Newspaper Operating Segment, which is at the entity level, and the level at which goodwill is monitored, herein referred to as the Goodwill CGU.  Impairment losses relating to goodwill cannot be reversed in future periods.

(m)  Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable net of any discounts, if applicable.  The Company bases any estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Revenue from the sale of goods is recognized when the following criteria have been met:

●  the significant risks and rewards of ownership are transferred to customers, and the Company retains neither managerial involvement nor effective control,
●  the amount of revenue can be measured reliably, and
●  the receipt of economic benefit is probable and the costs incurred can be measured reliably.

Revenue from the rendering of services is recognized when the following criteria have been met:

●  the amount of revenue can be measured reliably,
●  the receipt of economic benefit is probable, and
●  the stage of completion of the transaction and the costs incurred can be measured reliably.

Print advertising revenue is recognized when advertisements are published. Print circulation revenue includes home-delivery subscriptions and single-copy sales at newsstands and vending machines.  Print circulation revenue from subscriptions is recognized on a straight-line basis over the term of the subscriptions.  Print circulation revenue from single-copy sales at newsstands and vending machines, net of a provision for estimated returns based on historical rates of returns, is recognized when the newspapers are delivered. Digital revenue is recognized when advertisements are placed on the Company’s websites or, with respect to certain online advertising, each time a user clicks on certain ads.  Digital revenue also includes subscription revenue for business research and corporate financial information services and is recognized on a straight-line basis over the term of the subscriptions or contracts.  Other revenue is recognized when the related service or product has been delivered.

Amounts received relating to services to be performed in future periods and sale of goods that require future performance are recorded as deferred revenue on the statement of financial position.

(n)   Inventory

Inventory, consisting primarily of printing materials, is valued at the lower of cost, using the first-in-first out cost formula, and net realizable value, where net realizable value is determined to be the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale.  Reversals of previous write-downs to net realizable value are required when there is a subsequent increase in the value of inventories.

(o)   Share-based compensation and other long-term incentive plans

The Company has a share option plan and a restricted share unit plan that will be settled through the issuance of shares of Postmedia or through cash at the option of the Company and a deferred share unit plan that will be settled with cash.

(i) Share option plan

The Company recognizes compensation expense for all share options granted based on the fair value of the option on the date of grant, net of estimated forfeitures, using the Black-Scholes option pricing model.  The fair value of the options is recognized as compensation expense over the vesting period of the options, with a corresponding credit to contributed surplus.  The contributed surplus balance is reduced as options are exercised through a credit to capital stock when the options are exercised.

(ii) Restricted share unit plan

The Company recognizes compensation expense for all restricted share units granted based on the fair value of the Company’s shares on the issuance date of each restricted share unit grant net of estimated forfeitures.  The fair value of the restricted share units is recognized as compensation expense, over the vesting period of each restricted share unit grant, with a corresponding credit to contributed surplus.  Compensation expense is not adjusted for subsequent changes in the fair value of the Company’s shares.  The contributed surplus balance is reduced as units are exercised through a credit to capital stock.

(iii) Deferred share unit plan

The Company recognizes compensation expense for its deferred share unit plan based on the fair value of the Company’s shares. The deferred share units outstanding are re-measured at each reporting period until settlement, using the fair value of the shares of the Company.  The fair value of the deferred share units is recognized as compensation expense, over the vesting period of each deferred share unit grant, in operating expenses with a corresponding credit to other non-current liabilities.

The Company uses the graded vesting method to calculate compensation expense for all share-based compensation and other long-term incentive plans.

(p)   Financial instruments

Financial instruments are classified as fair value through profit or loss, loans and receivables or other financial liabilities.

(i) Fair value through profit or loss

Financial instruments are classified as fair value through profit or loss if acquired principally for the purpose of selling in the short-term, or if so designated by management and it eliminates or significantly reduces a measurement or recognition inconsistency, or is managed and its performance is evaluated on a fair value basis. Assets in this category principally include embedded derivatives and derivative financial instruments which do not qualify for hedge accounting.  Financial instruments classified as fair value through profit or loss are carried at fair value with changes recognized in the statement of operations.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Assets in this category include accounts receivable and cash.  Loans and receivables are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less a provision for impairment. Loans and receivables are included in current assets, except for those with maturities greater than twelve months after the end of the reporting period, which are classified as non-current assets.

(iii) Other financial liabilities

Other financial liabilities include accounts payable and accrued liabilities and long-term debt. Other financial liabilities are recognized initially at fair value, net of any transaction costs incurred, and subsequently at amortized cost using the effective interest method. Other financial liabilities are classified as current liabilities if payment is due within twelve months; otherwise, they are classified as non-current liabilities.  Financing fees related to revolving debt arrangements are initially recognized as an other asset and amortized over the term of the arrangement in interest expense.

The effective interest rate is the rate that exactly discounts the estimated future cash flows through the expected life of the financial instrument to its net carrying amount.

(q)   Derivative financial instruments and hedging

The Company uses derivative financial instruments to manage its exposure to fluctuations in foreign currency rates and interest rates.  Derivative financial instruments are initially recognized at fair value on the date a contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative financial instrument is designated as a hedging instrument and the nature of the item being hedged.  The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its strategy for using hedges and its risk management objectives. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.  Non-performance risk, including credit risk, is considered when determining the fair value of derivative financial instruments.  The Company does not hold or use any derivatives instruments for trading purposes.

The Company enters into the following types of derivative financial instruments:

Cash flow hedges

Periodically, the Company uses cash flow hedges to hedge the foreign currency rate exposure on interest and principal payments on foreign currency denominated debt and uses cash flow hedges to hedge foreign currency and interest rate exposure on variable interest rates and principal payments on foreign currency denominated debt.  The effective portion of a cash flow hedge is reported in other comprehensive income until it is recognized in the statement of operations during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the statement of operations.  When a hedged item ceases to exist or cash flow hedge accounting is terminated, the amounts previously recognized in accumulated other comprehensive income are reclassified to the statement of operations when the variability in the cash flows of the hedged item affect income.  Cash flows associated with derivative contracts accounted for as hedges are classified in the same category in the statement of cash flows as the item being hedged.

Derivative financial instruments that do not qualify for hedge accounting

Periodically, the Company uses derivative financial instruments that hedge the fair value exposure on certain debt resulting from changes in the US and Canadian variable base rates and the foreign currency rate exposure on interest and principal payments on foreign currency denominated debt.  These derivative financial instruments are not designated as hedges for accounting purposes and are measured at fair value in the statement of financial position.

Embedded derivatives

An embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative.  If certain conditions are met, an embedded derivative is separated from the host contract and measured at fair value in the statement of financial position.

Changes in the fair value of both derivative financial instruments that do not qualify for hedge accounting and embedded derivatives are recorded in the statement of operations as gain or loss on derivative financial instruments.

(r)   Provisions

Provisions represent liabilities of the Company for which the amount or timing is uncertain.  Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.  Provisions are measured at the current best estimate required to settle the obligation and when necessary the use of estimation techniques are utilized.  If the effect of the time value of money is material the provision is measured at the present value of the expected expenditures required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation.  The increase in the provision due to the passage of time is recognized as interest expense in the statement of operations.

(s)   Employee benefits

(i)    Pension and post-retirement obligations

The Company maintains a number of defined contribution and defined benefit pension and defined benefit post-retirement plans.  For defined benefit plans, the defined benefit obligation associated with pension and post-retirement benefits earned by employees is actuarially determined on an annual basis by independent actuaries using the projected unit credit method.  The determination of benefit expense requires assumptions such as the discount rate to measure the net defined benefit obligations, expected rate of future compensation increases, retirement ages of employees, expected health care cost trend rate and other factors as applicable. The asset or liability recognized in the statement of financial position is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Canadian corporate AA bonds that have terms to maturity which are similar to the terms of the related liability.  The estimate of the expected long-term rate of return on plan assets is based on the discount rate of the defined benefit obligation.  All actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recognized in other comprehensive income and then immediately transferred to deficit.  Past service costs from plan amendments are recognized immediately in compensation expense in the statement of operations. The current service cost and past service cost of employee benefits expense is recorded in compensation expense in the statement of operations.  The financing expenses on the benefit obligations are presented in net financing expense relating to employee benefit plans in the statement of operations. Gains and losses on curtailments or settlements are recognized in the period in which the curtailment or settlement occurs in restructuring and other items in the statement of operations.

The Company’s defined benefit pension plans are subject to minimum funding requirements. The liability in respect of minimum funding requirements is determined using the projected minimum funding requirements based on management's best estimates of the actuarially determined funded status of the plan, market discount rates and salary escalation estimates. The liability related to the minimum funding requirement and any subsequent re-measurement of that liability is recognized immediately in other comprehensive income and then immediately transferred to deficit without subsequent reclassification to the statement of operations.

For defined contribution plans, the Company pays contributions to the plan on a contractual basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as an expense in the period when they are earned by the employees.

(ii)   Other long-term benefits

The Company maintains a number of other long-term employee benefit plans that are to be settled more than twelve months after the service was provided that entitled the employee to the benefit.  These plans are accounted for similarly to the defined benefit pension and post-retirement plans with the exception that actuarial gains and losses are recognized immediately in the statement of operations.

(iii)  Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary termination in exchange for these benefits.  The Company recognises termination benefits when it is demonstrably committed to a termination, which is satisfied when the Company has a detailed formal plan, approved by management, to terminate the employment of current employees without possibility of withdrawal.  In the case of an offer made to encourage voluntary termination, the termination benefits are measured based on the number of employees expected to accept the offer.  If the effect of the time value of money is material, benefits falling due more than twelve months after the end of the reporting period are discounted to present value.

(t)    Income taxes

Current income taxes are recognized with respect to amounts expected to be paid or recovered for current and prior periods under the tax rates and laws that have been enacted or substantively enacted as at the date of the statement of financial position.

Deferred income taxes are accounted for using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the estimated tax consequences attributable to differences between the carrying amounts in the consolidated financial statements and the tax bases of assets and liabilities.  However, deferred tax is not recognized if it arises from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable income or loss.  Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates, as at the date of the statement of financial position, in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in income in the period that includes the substantive enactment date. A deferred tax asset is recognized initially when it is probable that future taxable income will be sufficient to use the related tax benefits and may be subsequently reduced, if necessary, to an amount that is probable of being realized.

In general, deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

Tax expense or recovery is recognized in other comprehensive income or otherwise directly in equity to the extent that it relates to items that are recognized in other comprehensive income or directly in equity.

Deferred tax assets and liabilities are presented as non-current.

(u)  Tax credits

Refundable tax credits related to digital media development products are recognized when there is reasonable assurance that the Company has complied with the conditions associated with the relevant government program.  These tax credits are recorded as either a reduction to the carrying amount of the related asset or as a recovery in the statement of operations.  Tax credits recoverable are recorded as other assets in the statement of financial position.

(v)   Leases

Leasing agreements which transfer to the Company substantially all the benefits and risks of ownership of an asset are treated as finance leases, as if the asset had been purchased outright. The assets are included in property and equipment and the related liabilities are shown as obligations under finance leases.  Assets held under finance leases are depreciated on a basis consistent with similar owned assets or the lease term if shorter. The interest element of the obligations under finance leases is included in the statement of operations within interest expense.

All other leases are operating leases and the rental costs are charged to the statement of operations on a straight-line basis over the lease term.

(w)   Earnings per share

Basic earnings per share are calculated using the daily weighted average number of shares outstanding during the period.

Diluted earnings per share are calculated using the daily weighted average number of shares that would have been outstanding during the period had all potential common shares been issued at the beginning of the period, or when the underlying options were granted, if later.  The treasury stock method is employed to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of the options to acquire shares provided the shares are not anti-dilutive.

Changes in accounting policies

The Company has adopted the following new and amended standards effective September 1, 2013.  The comparative consolidated financial statements have been revised as applicable to reflect the adopted standards as described below.

(i) IFRS 10 – Consolidated Financial Statements

IFRS 10 – Consolidated Financial Statements replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 – Consolidated and Separate Financial Statements and introduces a new definition of control that is intended to provide more consistent guidance in the determination of whether control exists and whether or not an entity should be included within the consolidated financial statements.  The adoption of this standard did not have an impact on the consolidated financial statements.

(ii) IFRS 13 – Fair Value Measurement

IFRS 13 – Fair Value Measurement establishes a single source of guidance for fair value measurement across all IFRS standards.  IFRS 13 defines fair value, provides guidance on measurement and introduces certain disclosure requirements.  The Company adopted IFRS 13 on September 1, 2013 on a prospective basis.  The adoption of IFRS 13 did not result in any measurement adjustments or changes to the valuation techniques used by the Company.  The Company has included the required disclosures in note 18 of these financial statements.

(iii) IAS 19 – Employee Benefits (Amended)

IAS 19 – Employee Benefits (Amended) includes a number of changes related to the recognition and measurement of defined benefit employee benefit plans. The amendments introduce a net interest approach that replaces the expected return on plan assets and interest costs on the defined benefit obligation with a single net interest component which will be determined based on the application of the discount rate on the net defined benefit obligation.  The amendments also require the recognition of all past service costs in profit or loss when the employee benefit plan is amended.  The Company adopted IAS 19 on September 1, 2013 on a retrospective basis back to September 1, 2011.  The adoption of IAS 19 has resulted in an adjustment to the opening deficit as at September 1, 2011 to reflect previously unrecognized past service costs. Additionally, the comparative figures in these consolidated financial statements have been revised as illustrated in the tables below to reflect the amended standard.

The amended standard also clarifies when an employer offers voluntary termination benefits that the obligating event under such termination benefits is deemed to have occurred when an entity can no longer withdraw the offer.

The following tables provide the impact on the comparative financial information in the consolidated financial statements for the years ended August 31, 2014, 2013 and 2012:

Effect on comprehensive loss attributable to equity holders of the Company

	2013	2012

Net loss attributable to equity holders of the Company as previously reported	(153,829)	(23,222)

IAS 19 amendments increasing reported net loss
Compensation	(475)	(475)
Net financing expense relating to employee benefit plans	(5,922)	(1,806)
Net loss from discontinued operations, net of tax of nil	-	(530)
Total IAS 19 amendments increasing reported net loss	(6,397)	(2,811)
Net loss attributable to equity holders of the Company revised (1)	(160,226)	(26,033)

Comprehensive loss attributable to equity holders of the Company as previously reported	(98,979)	(83,811)

IAS 19 amendments (increasing) decreasing reported comprehensive income
Impact of IAS 19 amendments to net loss	(6,397)	(2,811)
Net actuarial gains on employee benefits	6,645	2,529
Net actuarial losses on employee benefits net of tax of nil	-	530
Total IAS 19 amendments decreasing reported comprehensive loss	248	248
Comprehensive loss attributable to equity holders of the Company revised	(98,731)	(83,563)
(1) These adjustments increased basic and diluted net loss per share attributable to equity holders of the Company for the years ended August 31, 2013 and 2012 by $0.16 per share and $0.07 per share, respectively.

Effect on the consolidated statements of financial position

Increase	August 31, 2013	August 31, 2012	September 1, 2011

Other non-current liabilities	1,675	1,923	2,171
Deficit	1,675	1,923	2,171

Accounting standards issued but not yet effective

The Company has not early adopted the following new standards and the impacts on the consolidated financial statements have not yet been determined, except as indicated below:

IFRS 9 - Financial Instruments

IFRS 9 was issued in July 2014 and addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 – Financial Instruments – Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss.  The new standard also addresses financial liabilities and they largely carry forward existing requirements in IAS 39, except that fair value changes to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income. In addition, the new standard introduces a new hedge accounting model more closely aligned with risk management activities undertaken by entities.

This standard is required to be applied for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 – Revenue from Contracts with Customers was issued in May 2014 and is a new standard that specifies the steps and timing for entities to recognize revenue as well as requiring them to provide more informative, relevant disclosures. IFRS 15 replaces IAS 11 - Construction Contracts and IAS 18 - Revenue, as well as various IFRIC and SIC interpretations regarding revenue. The standard is required to be applied for annual periods beginning on or after January 1, 2017, with earlier adoption permitted.

IFRIC 21 – Levies

IFRIC 21 – Levies clarifies the timing for the accounting of a liability that is imposed by governments should be based on the activity in the legislation that triggers the payment.  This standard is required to be applied retrospectively for annual periods beginning on or after January 1, 2014, with earlier adoption permitted.  The adoption of this standard is not expected to have an impact on the consolidated financial statements.

3.    OPERATING INCOME BEFORE DEPRECIATION, AMORTIZATION, IMPAIRMENT AND RESTRUCTURING

The Company presents operating income before depreciation, amortization, impairment and restructuring, in the consolidated statement of operations, to assist users in assessing financial performance.  The Company’s management and Board use this measure to evaluate consolidated operating results and to assess the ability of the Company to incur and service debt.  In addition, this measure is used to make operating decisions as it is an indicator of how much cash is being generated by the Company and assists in determining the need for additional cost reductions, evaluation of personnel and resource allocation decisions.  Operating income before depreciation, amortization, impairment and restructuring is referred to as an additional IFRS measure and may not be comparable to similar measures presented by other companies.

4.    IMPAIRMENT TESTING OF GOODWILL AND INDEFINITE LIFE INTANGIBLE ASSETS

The Company’s impairments for the years ended August 31, 2014, 2013 and 2012 consist of the following:

	2014	2013	2012

Impairment testing of goodwill and indefinite life intangible assets
Goodwill	-	73,900	-
Intangible assets - mastheads (note 9)	-	15,100	-
Intangible assets - domain names (note 9)	-	1,300	-
Property and equipment - machinery and equipment (note 8)	-	3,600	-
Other impairments
Property and equipment - land and building (note 8)	-	6,083	-
Impairments	-	99,983	-

During the year ended August 31, 2014, the Company completed its annual impairment testing for goodwill and indefinite life intangible assets (the “Annual Impairment Test”) as at May 31, 2014 (2013 – June 30, 2013) based on management's best estimates of market participant assumptions including weighted average cost of capital (“WACC”).  The recoverable amounts, determined based on fair value less costs of disposal, of the Goodwill CGU and individual CGUs, which are primarily individual newspapers, were determined by utilizing a discounted cash flow approach using cash flow projections based upon financial forecasts prepared by management covering a three year period.  The future cash flows are based on management’s best estimate using market participant assumptions considering historical and expected operating plans, current strategies, economic conditions, and the general outlook for the industry and markets in which the Goodwill CGU and individual CGUs operate.  Cash flows beyond the three year period are extrapolated using estimated growth rates.

The after tax discount rate and terminal growth rate used by the Company for the purpose of the Annual Impairment Test for the Goodwill CGU and each of the individual CGUs was 13.2% and 0.0%, respectively (June 30, 2013 - 13.4% and 0.0%, respectively).  The after tax discount rate represents a WACC for comparable companies operating in the Company’s industry, based on publicly available information.  The WACC is a market participant estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate.  Determination of the WACC requires separate analysis of the cost of equity and debt, and considers a market participant risk premium based on an assessment of risks related to the projected cash flows of the Company’s CGUs.  The terminal growth rate does not exceed the long-term terminal growth rate for the business in which the Company’s CGUs operate. Based on the Annual Impairment Test the Company concluded there was no impairment of the Goodwill CGU and the reasonable range of recoverable amounts for the Goodwill CGU, based on the high end of the range, was greater than its carrying value by an excess of $67.6 million (or 9.8%).  For the Goodwill CGU, a 0.5% increase in the discount rate and 0.5% reduction in the terminal growth rate, assuming a constant cash flow margin, would result in the carrying amount exceeding the reasonable range for the recoverable amount.  In addition, based on the Annual Impairment Test, the Company concluded there were no impairments of its individual CGU’s and the reasonable range of recoverable amounts for the individual CGUs, based on the high end of the range, were greater than their carrying values.  However, for two CGUs, if the discount rate were to increase by 0.5% or if the terminal growth rate declined by 0.5%, assuming a constant cash flow margin, the carrying amount of the CGUs would exceed the reasonable range for the recoverable amount. For all other CGUs, no reasonably possible change in assumption would cause the recoverable amount to fall below the carrying value.

The Company considered the reasonability of the fair value less costs of disposal results, calculated using the discounted cash flow approach, by comparing them to transaction multiples with other companies in the industry and found the results under the discounted cash flow approach to be reasonable.  Management has developed certain cost saving initiatives which have been incorporated in the financial forecasts noted above.  If these initiatives are not successful the forecasted operating cash flows may be reduced which may result in an impairment and such impairment, if any, may be material.

As a result of lower than anticipated long-term revenue projections due to economic and structural factors including the uncertainty of the print advertising market and the rapidly evolving digital advertising market the Company performed an interim impairment analysis as at May 31, 2013 (the “2013 Interim Impairment Analysis”), which utilized the same market participant assumptions as those disclosed for the 2013 Annual Impairment Test, and concluded certain of its assets were impaired.  Based on the 2013 Interim Impairment Analysis the Company concluded the carrying value of the Goodwill CGU was less than its recoverable amount and recorded an impairment charge relating to its goodwill of $73.9 million for the year ended August 31, 2013.  Based on the 2013 Annual Impairment Test, the Company concluded there was no additional impairment of the Goodwill CGU and the reasonable range of recoverable amounts for the Goodwill CGU, based on the high end of the range, was greater than its carrying value by an excess of $41.2 million (or 5.7%).  In addition, as a result of both the 2013 Interim Impairment Analysis and the 2013 Annual Impairment Test, the Company concluded the carrying value of two of its individual CGU’s were less than their recoverable amounts.  Accordingly, the Company has recorded an impairment charge of $20.0 million (note 9) pertaining to certain indefinite life intangible assets and property and equipment of the two individual CGU’s for the year ended August 31, 2013.  There were no tax impacts as a result of the impairment charges.

5.    (GAIN) LOSS ON DERIVATIVE FINANCIAL INSTRUMENTS

The Company’s (gain) loss on derivative financial instruments for the years ended August 31, 2014, 2013 and 2012 consists of the following:

	2014	2013	2012

Gain on fair value swap not designated as a hedge (notes 12 and 18)	-	-	(13,396)
Realized loss on settlement of cash flow swaps designated as hedges (1)	-	-	2,740
Realized loss on settlement of fair value swap not designated as a hedge (2)	-	-	8,843
Contractual cash interest settlement on fair value swap not designated as a hedge (3)	-	-	2,806
(Gain) loss on embedded derivatives (notes 12 and 18)	(1,590)	7,306	(9,625)
(Gain) loss on derivative financial instruments	(1,590)	7,306	(8,632)

(1) On January 20, 2012 and August 16, 2012, foreign currency interest rate swaps designated as cash flow hedges with notional amounts of outstanding of US$10.0 million and US$40.8 million were settled for cash consideration of $0.7 million and $0.6 million, respectively, resulting in a loss of $0.7 million and $1.2 million, respectively. In addition, on August 16, 2012, the Company paid $0.8 million related to the amendment of the foreign currency interest rate swap designated as a cash flow hedge (note 12).
(2) On August 16, 2012, the foreign currency interest rate swap not designated as a hedge with a notional amount of US$139.5 million was settled for cash consideration of $8.8 million (note 12).
(3) During the years ended August 31, 2012, the Company made quarterly contractual interest settlements of $2.8 million on the foreign currency interest rate swap not designated as a hedge until it was settled on August 16, 2012.

During the years ended August 31, 2014, 2013 and 2012, no ineffectiveness was recognized in the consolidated statements of operations related to the Company’s cash flow hedges.

6.    DERIVATIVE FINANCIAL INSTRUMENTS

	As at August 31, 2014	As at August 31, 2013

Assets
Embedded derivatives (notes 12 and 18)	18,392	16,802
Foreign currency interest rate swap - designated as a cash flow hedge (1) (notes 12 and 18)	-	1,411
	18,392	18,213
Portion receivable within one year	-	(1,411)
Non-current derivative financial instruments	18,392	16,802

(1) The foreign currency interest rate swap designated as a cash flow hedge matured on July 15, 2014 (note 12). The notional principal amount outstanding on the foreign currency interest rate swap designated as a cash flow hedge as at August 31, 2013 was US$167.5 million.  During the year ended August 31, 2014, foreign currency exchange gains of $2.9 million (2013 – $11.3 million) (2012 –$3.2 million), were reclassified to the consolidated statements of operations from accumulated other comprehensive loss, representing foreign currency exchange gains on the notional amount of the cash flow hedging derivatives.  These amounts were offset by foreign currency exchange losses recognized on the US dollar denominated 12.50% Senior Secured Notes due 2018 (“Second-Lien Notes”) for the years ended August 31, 2014, 2013 and 2012 and for the year ended August 31, 2012, the hedged portion of the Senior Secured Term Loan Credit Facility (“Term Loan Facility”).  During the year ended August 31, 2014, losses of $4.8 million (2013 - $6.9 million) (2012 - $8.1 million), were reclassified from accumulated other comprehensive loss to interest expense in the consolidated statements of operations related to the effect of the derivative financial instruments on the Company’s interest expense.

7.    INVENTORY

	As at August 31, 2014	As at August 31, 2013

Newsprint	1,748	2,302
Other	546	932
Total inventory	2,294	3,234

No inventories were carried at net realizable value at August 31, 2014 and 2013.

8.    PROPERTY AND EQUIPMENT

	Land (3)	Buildings and leaseholds (3)	Computer hardware	Machinery and equipment	Total
Cost
August 31, 2012	52,989	116,552	16,637	137,739	323,917
Additions	-	3,527	1,962	2,077	7,566
Disposals	(500)	(2,383)	(173)	(517)	(3,573)
Transfer - asset held for sale (1)	(4,869)	(14,432)	-	-	(19,301)
August 31, 2013	47,620	103,264	18,426	139,299	308,609
Additions	-	2,940	4,093	3,212	10,245
Disposals	-	(11)	(2,099)	(6,394)	(8,504)
Transfer - asset held for sale (2)	(5,560)	(6,440)	-	(24,000)	(36,000)
August 31, 2014	42,060	99,753	20,420	112,117	274,350

Accumulated depeciation and accumulated impairment losses
August 31, 2012	-	(16,881)	(9,142)	(30,403)	(56,426)
Depreciation	-	(8,013)	(3,111)	(18,825)	(29,949)
Disposals	-	1,683	172	406	2,261
Impairments (note 4) (1)	(1,459)	(4,624)	-	(3,600)	(9,683)
Transfer - asset held for sale (1)	1,459	6,902	-	-	8,361
August 31, 2013	-	(20,933)	(12,081)	(52,422)	(85,436)
Depreciation	-	(8,083)	(2,738)	(55,825)	(66,646)
Disposals	-	11	2,098	6,346	8,455
Transfer - asset held for sale (2)	-	634	-	23,650	24,284
August 31, 2014	-	(28,371)	(12,721)	(78,251)	(119,343)

Net carrying value
August 31, 2013	47,620	82,331	6,345	86,877	223,173
August 31, 2014	42,060	71,382	7,699	33,866	155,007

(1) During the year ended August 31, 2013 the Company recorded an impairment loss of $6.1 million with respect to the Edmonton Journal production facility upon reclassification of the facility from property and equipment to asset held-for-sale.  The production facility is no longer required due to the outsourcing of the production of the Edmonton Journal and the Company has engaged a third party to market it for sale.  As at August 31, 2014 and 2013 the production facility has an estimated fair value less costs of disposal of $10.5 million and is recorded in the consolidated statement of financial position as an asset held-for-sale.  In addition, as a result of the Company’s annual impairment testing the Company recorded an impairment loss of $3.6 million related to machinery and equipment during the year ended August 31, 2013 (note 4).

(2) During the year ended August 31, 2014, due to the outsourcing of the production of the Montreal Gazette, the production facility and equipment are no longer required, and as a result the Company classified the facility and equipment as held-for-sale in the consolidated statement of financial position.  As at August 31, 2014 the production facility and equipment have a carrying amount of $11.7 million which is lower than the fair value less costs of disposal.  Subsequent to August 31, 2014, all conditions were waived related to an agreement to sell the Montreal Gazette production facility and equipment for gross proceeds of $12.5 million.  The sale is expected to close on October 31, 2014 and the net proceeds will be used to reduce the amount of the Rights Offering as described in note 24.

(3) On July 29, 2014, all conditions were waived related to an agreement to sell the Company’s Vancouver production facility's land and building for gross proceeds of $17.5 million.  The Company committed to third party outsourcing contracts for the production of the Vancouver newspapers in November 2013 which will commence in February 2015.  The sale of the production facility is expected to close on June 30, 2015 and the net proceeds will be used to make an offer to redeem an equal amount of First-Lien Notes at par in accordance with the terms and conditions of the First-Lien Notes indenture.

9.    INTANGIBLE ASSETS

	Finite Life				Indefinite Life
	Software	Subscribers	Customer relationships	Domain names	Mastheads	Domain names	Total
Cost
August 31, 2012	48,618	145,700	11,834	7,591	229,100	27,447	470,290
Additions
Internally developed	48	-	-	-	-	-	48
Purchased	5,884	-	-	-	-	-	5,884
Disposals	(73)	-	-	(644)	-	-	(717)
August 31, 2013	54,477	145,700	11,834	6,947	229,100	27,447	475,505
Additions
Purchased	3,109	-	-	-	-	-	3,109
Disposals	(819)	-	-	-	-	-	(819)
August 31, 2014	56,767	145,700	11,834	6,947	229,100	27,447	477,795

Accumulated amortization and accumulated impairment losses
August 31, 2012	(23,712)	(62,316)	(5,362)	(1,038)	-	-	(92,428)
Amortization	(10,648)	(29,140)	(2,420)	(1,117)	-	-	(43,325)
Impairments (note 4)	-	-	-	-	(15,100)	(1,300)	(16,400)
Disposals	69	-	-	339	-	-	408
August 31, 2013	(34,291)	(91,456)	(7,782)	(1,816)	(15,100)	(1,300)	(151,745)
Amortization	(7,199)	(29,097)	(2,351)	(432)	-	-	(39,080)
Disposals	819	-	-	-	-	-	819
August 31, 2014	(40,671)	(120,553)	(10,133)	(2,248)	(15,100)	(1,300)	(190,006)

Net carrying value
August 31, 2013	20,186	54,244	4,052	5,131	214,000	26,147	323,760
August 31, 2014	16,096	25,147	1,701	4,699	214,000	26,147	287,789

10.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at August 31, 2014	As at August 31, 2013

Trade accounts payable	8,059	10,332
Accrued liabilities	40,800	46,281
Accrued interest on long-term debt	10,214	11,005
Accounts payable and accrued liabilities	59,073	67,618

11.  PROVISIONS

	Restructuring (a)	Other provisions (b)	Total
Provisions as at August 31, 2013	25,680	1,243	26,923
Net charges (recoveries)	37,581	(298)	37,283
Payments	(47,822)	(121)	(47,943)
Provisions as at August 31, 2014	15,439	824	16,263
Portion due within one year	(15,439)	(190)	(15,629)
Non-current provisions	-	634	634

(a) Restructuring

During the year ended August 31, 2012, the Company began implementing a three year business transformation program aimed at significantly reducing legacy newspaper infrastructure costs.  The restructuring expense consists of a series of involuntary and voluntary buyouts and includes initiatives such as the outsourcing of the Company’s production at certain newspapers.  During the year ended August 31, 2014, the Company made a payment of $17.5 million in trust to fund the restructuring payments related to certain planned production outsourcing and has accounted for this trust as an other long-term employee benefit plan (note 13).

(b) Other provisions

Other provisions include unfavorable lease contracts, equipment removal costs, as well as provisions for certain claims and grievances which have been asserted against the Company.

12.   LONG-TERM DEBT

				As at August 31, 2014	As at August 31, 2013
	Maturity	Principal	Financing fees, discounts and other	Carrying value of debt	Carrying value of debt
8.25% Senior Secured Notes (1)	August 2017	205,460	4,447	201,013	212,033
12.5% Senior Secured Notes (US$268.6M) (2) (*)	July 2018	292,087	6,800	285,287	274,847
Senior Secured Asset-Based Revolving Credit Facility (3)	July 2014	N/A	N/A	N/A	-
Total long-term debt				486,300	486,880
Portion due within one year				(12,500)	(12,500)
Non-current long-term debt				473,800	474,380

(*) - US$ principal translated to the Canadian equivalent based on the foreign exchange rate on August 31, 2014 of US$1:$1.0873 (August 31, 2013 - US$1:$1.0530).

(1) 8.25% Senior Secured Notes due 2017 (“First-Lien Notes”)

As at August 31, 2014, Postmedia Network has $205.5 million of First-Lien Notes outstanding (August 31, 2013 - $218.0 million).  The effective interest rate of the First-Lien Notes which amortizes the initial financing fees and embedded derivative based on the initial estimated future cash flows is 9.4%.  The First-Lien Notes are secured on a first priority basis by substantially all of the assets of Postmedia Network and the assets of the Company (“First-Lien Notes Collateral”), with the exception of those assets that comprised the ABL Collateral (defined below) and, on a second-priority basis by the ABL Collateral”).  The First-Lien Notes are subject to minimum annual principal redemptions equal to 5% of the original principal amount of $250.0 million.  The annual principal redemptions are payable in semi-annual instalments of $6.25 million on April 30 and October 31 of each year, with the exception of the first instalment of $8.9 million which was paid on April 30, 2013.  Interest will accrue from the date of issuance and is payable semi-annually in arrears on April 30 and October 31 of each year, with the exception of the first instalment which was paid on April 30, 2013.  On November 12, 2012, the Company redeemed $23.2 million aggregate principal amount of First-Lien Notes at par in accordance with the terms and conditions of the First-Lien Notes indenture with the net proceeds from the disposition of the land and building located at 1450 Don Mills Road in Don Mills, Ontario.  After February 28, 2013, and for each subsequent quarter ending February and August, if the consolidated First-Lien Notes leverage ratio exceeds 2:1, the Company is obligated to make a mandatory First-Lien Notes excess cash flow offer, calculated based on 50% of the Company’s excess cash flow, to redeem a portion of the First-Lien Notes. During the years ended August 31, 2014 and 2013, the consolidated First-Lien Notes leverage ratio did not exceed 2:1, and as a result the Company made no excess cash flow offer.

Other than as described above, the Company is not required to make any other mandatory payments or offers with respect to the First-Lien Notes.  The Company may, at its option, redeem all or part of the First-Lien Notes at any time prior to August 16, 2015 at a make whole price, and at a premium of 6.188% for the twelve month period beginning on August 16, 2015, and a premium of 4.125% for the twelve month period beginning on August 16, 2016.  Additionally, under certain circumstances the Company may redeem up to 35% of the aggregate principal amount of the First-Lien Notes at a premium equal to 8.25%.  Certain of the prepayment options represent an embedded derivative that is accounted for separately at fair value.  As at August 31, 2014, the embedded derivative asset has a fair value of $3.6 million (August 31, 2013 - $0.6 million), which is recorded on the consolidated statement of financial position as a non-current asset in derivative financial instruments (note 6).  During the year ended August 31, 2014 the Company recorded a gain of $3.0 million (2013 – loss of $0.2 million) (2012 – $0.1 million) in (gain) loss on derivative instruments in the consolidated statement of operations related to this embedded derivative (note 5).

Prior to August 16, 2015, the Company has the right to redeem up to 5% annually of the original principal amount of the First-Lien Notes at a premium of 3% (the “Special Call Right”), provided that the total cumulative redemption is no greater than 15% of the original principal amount of the First-Lien Notes.

The First-Lien Notes are also subject to covenants that restrict the Company’s ability to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem certain indebtedness or capital stock, make loans and investments, sell assets, incur certain liens, enter into certain transactions with affiliates, alter the businesses it conducts, enter into agreements restricting its subsidiaries’ ability to pay dividends and consolidate, merge or sell all or substantially all of its assets.

Senior Secured Term Loan Credit Facility (“Term Loan Facility”)

On August 16, 2012, the Term Loan Facility was repaid in full in the amount of US$240.0 million (CDN$238.3 million), funded from the proceeds of the First-Lien Notes.  As a result during the year ended August 31, 2012, the Company charged a total of $9.2 million to the consolidated statement of operations as a loss on debt repayment which represents unamortized discounts and financing fees related to the Term Loan Facility.

On August 16, 2012, in conjunction with the repayment of the Term Loan Facility, the Company paid $8.8 million to settle the amortizing foreign currency interest rate swap which hedged the principal payments on a notional amount of US$139.5 million, at a fixed currency exchange rate of US$1:$1.035 until July 2014 and converted the interest rate on the notional Canadian principal amount to bankers acceptance rates plus 7.07%.  As a result of this settlement, during the year ended August 31, 2012, the Company recorded a loss of $8.8 million which was recorded in gain (loss) on derivative financial instruments in the consolidated statement of operations (note 5).  The Company had not designated this swap as a hedge and as a result changes in fair value were recognized in (gain) loss on derivative financial instruments in the consolidated statement of operations (note 5).

On August 16, 2012, in conjunction with the repayment of the Term Loan Facility, the Company paid $0.6 million to settle the amortizing foreign currency interest rate swap which hedged the principal payments on a notional amount of US$40.8 million, at a fixed currency exchange rate of US$1:$0.9845 and a fixed interest rate of 8.66% until May 2015.  As a result of this settlement, during the year ended August 31, 2012, the Company reclassified a loss of $1.2 million from accumulated other comprehensive loss to gain (loss) on derivative financial instruments in the consolidated statement of operations (note 5).  The Company had designated this hedging arrangement as a cash flow hedge.

In accordance with the terms and conditions of the Term Loan Facility, on November 30, 2011 the proceeds from the sale of substantially all of the assets and liabilities of the Lower Mainland Publishing Group, the Victoria Times Colonist and the Vancouver Island Newspaper Group (the “Disposed Properties”) were used to make a principal payment of US$84.6 million (CDN$86.5 million).  The Company accounted for the Term Loan Facility at amortized cost using the effective interest rate method and as a result of this repayment the Company recalculated the carrying amount of the Term Loan Facility as at November 30, 2011 to reflect the actual and revised estimates of expected future cash flows.  As a result of such recalculation during the year ended August 31, 2012, the Company charged a total of $6.9 million to interest expense in the consolidated statement of operations representing an acceleration of unamortized financing fees and discounts of the Term Loan Facility.  Of this amount, $6.4 million was allocated to interest expense of discontinued operations as this portion related to the repayment due to the sale of the Disposed Properties (note 23).

(2) 12.50% Senior Secured Notes due 2018 (“Second-Lien Notes”)

As at August 31, 2014, Postmedia Network has US$268.6 million (CDN$292.1 million) of Second-Lien Notes outstanding (August 31, 2013 - US$268.6 million (CDN$282.9 million)).  The effective interest rate of the Second-Lien Notes which amortizes the initial financing fees, discounts and other based on the initial estimated future cash flows is 13.3%.  The Second-Lien Notes are secured on a second priority basis by the First-Lien Notes Collateral.  There were no redemptions of Second-Lien Notes during the year ended August 31, 2014 and 2013.  During the year ended August 31, 2012, the Company repurchased and retired US$6.4 million of the Second-Lien Notes for total cash consideration of $6.3 million (US$6.2 million) and as such the Company recorded a gain of $0.1 million which is recorded in interest expense in the consolidated statement of operations.

The Second-Lien Notes have a variable prepayment option subject to a premium of 6.25% for the period July 15, 2014 to July 14, 2015, 3.125% for the period July 15, 2015 to July 14, 2016 and nil thereafter.  Additionally, under certain conditions the Company can redeem up to 35% of the original principal amount of the Second-Lien Notes prior to July 15, 2014 for a premium of 12.5% or the Company can redeem the Second-Lien Notes upon the payment of a customary make-whole premium.  Certain of the prepayment options represent an embedded derivative that is accounted for separately at fair value.  As at August 31, 2014, the embedded derivative asset has a fair value of $14.8 million (August 31, 2013 - $16.2 million) which is recorded on the consolidated statement of financial position as a non-current asset in derivative financial instruments (note 6).  During the year ended August 31, 2014 the Company recorded a loss of $1.4 million (2013 – $7.1 million) (2012 – gain of $9.5 million) in (gain) loss on derivative financial instruments in the consolidated statement of operations related to this embedded derivative (note 5).

The Company had a foreign currency interest rate swap with a notional amount of US$167.5 million outstanding at August 31, 2013.  The foreign currency interest rate swap had a fixed currency exchange rate of US$1:$1.035, a fixed interest rate of 14.78% and matured on July 15, 2014.  On July 15, 2014, the Company net settled the notional amount of US$167.5 million of the foreign currency interest rate swap and received cash consideration of $6.1 million related to the final exchange of principal. The Company designated this hedging arrangement as a cash flow hedge and its fair value as at August 31, 2013, an asset of $1.4 million, was recorded in the consolidated statement of financial position in current portion of derivative financial instruments (note 6).  This cash flow hedge was 100% effective at July 15, 2014.  On August 16, 2012, the issuance of the First-Lien Notes and the repayment of the Term Loan Facility gave rise to a potential termination event under the foreign currency interest rate swap agreement (the “Swap Agreement”).  As a result, the Company entered into negotiations to amend the terms of the existing Swap Agreement.  During August 2012, the Company amended the Swap Agreement on a notional amount of US$167.5 million for cash consideration of $0.8 million and charged it to the consolidated statement of operations in (gain) loss on derivative financial instruments (note 5) and during September, 2012, the Company settled a notional amount of US$97.5 million of this foreign currency interest rate swap for cash consideration of $9.6 million, including $0.6 million of accrued interest.  In addition, during the year ended August 31, 2012, in conjunction with the retirement of US$6.2 million of the Second-Lien Notes, the Company settled a notional amount of US$10.0 million of the foreign currency interest rate swap associated with the Second-Lien Notes for cash consideration of $0.7 million.  As a result of this settlement, during the year ended August 31, 2012 the Company reclassified a loss of $0.7 million from accumulated other comprehensive income to gain (loss) on derivative financial instruments in the consolidated statement of operations (note 5).

The Second-Lien Notes are subject to covenants that restrict the Company’s ability to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem certain indebtedness or capital stock, make loans and investments, sell assets, incur certain liens, enter into certain transactions with affiliates, alter the businesses it conducts, enter into agreements restricting its subsidiaries’ ability to pay dividends and consolidate, merge or sell all or substantially all of its assets.

(3) Senior secured asset-based revolving credit facility

The Company had a revolving senior secured asset-based revolving credit facility for an aggregate amount of up to $60 million, including a $10 million letter of credit sub-facility, (the “ABL Facility”) that matured on July 13, 2014.  The ABL Facility was secured on a first-priority basis by accounts receivable, cash and inventory of Postmedia Network and any related assets of the Company (the “ABL Collateral”) and on a third priority basis by the First-Lien Notes Collateral.  The ABL Facility calculated interest at either bankers acceptance rates plus 3.75% (reduced to 3.50% when the average availability under the ABL Facility is greater than $30 million) or Canadian prime plus 2.75% (reduced to 2.50% when the average availability under the ABL Facility is greater than $30 million). The proceeds of the loans under the ABL Facility were permitted to be used to finance the working capital needs and general corporate purposes of the Company.  There were limitations on the Company’s ability to incur the full $60 million of commitments under the ABL Facility. Availability was limited to the lesser of a borrowing base and $60 million, less an excess availability amount of $15 million.  As a result, the maximum availability under the ABL Facility was no greater than $45 million.

On October 16, 2014 the Company entered into a new senior secured asset-based revolving credit facility (the “New ABL Facility”) for an aggregate amount of up to $20.0 million. The New ABL Facility will replace the Company’s ABL Facility that matured on July 13, 2014. The New ABL Facility will mature one year from the closing date and will be secured on a first-priority basis by accounts receivable, cash and inventory of Postmedia Network and any related assets of the Company and on a third priority basis by the First-Lien Notes collateral (note 24).

As at August 31, 2013, the Company had no amounts drawn on the ABL Facility and had availability of $20.7 million.  Included in other assets on the consolidated statement of financial position as at August 31, 2013 were financing fees of $0.7 million with respect to the ABL Facility.  Amortization expense in respect of the financing fees for the year ended August 31, 2014 was $0.7 million (2013 and 2012 - $0.8 million) and is recorded in interest expense in the consolidated statement of operations.

Principal undiscounted minimum payments of long-term debt, based upon terms and conditions existing at August 31, 2014 are as follows:

2015	12,500
2016	12,500
2017	180,460
2018	292,087
Thereafter	-
497,547

Aggregate interest expense relating to long-term debt for the year ended August 31, 2014 was $61.5 million (2013 - $61.2 million) (2012 - $72.6 million, which included interest expense allocated to discontinued operations of $8.1 million, note 23).

13.   EMPLOYEE BENEFIT PLANS

The Company has a number of funded and unfunded defined benefit plans that include pension benefits, post-retirement benefits, and other long-term employee benefits as well as a defined contribution pension benefit plan.  The defined benefit pension plans are registered under the Ontario Pension Benefits Act, 1987 and provide benefits upon retirement, termination or death based upon years of service and final average salary.  The post-retirement benefit plans are non-contributory and include health and life insurance benefits available to eligible retired employees.  The other long-term benefit plans are non-contributory and include disability, health and life insurance benefits available to eligible active employees.  The Company pays contributions to the defined contribution pension benefit plan which provides benefits upon retirement to eligible employees.

The net defined benefit plan obligation related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans recorded in other non-current liabilities on the consolidated financial position as at August 31, 2014 and 2013 are as follows:

	As at August 31, 2014	As at August 31, 2013

Pension benefits	52,978	44,066
Post-retirement benefits	64,609	55,691
Other long-term employee benefits	21,960	20,632
Net defined benefit plan obligation	139,547	120,389

Changes to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans benefit obligations and the fair value of plan assets for the year ended August 31, 2014 and 2013 are as follows:

	Pension benefits		Post-retirement benefits		Other long-term employee benefits
	2014	2013	2014	2013	2014	2013
		(revised - note 2)		(revised - note 2)
Change in benefit obligations
Benefit obligations, beginning of year	433,126	447,215	55,691	61,475	20,632	17,207
Current service cost	10,704	12,095	1,215	1,790	3,020	2,328
Interest cost	20,661	19,849	2,595	2,669	852	600
Employee contributions	3,625	4,268	-	-	-	-
Actuarial losses (gains)	68,502	(30,706)	7,325	(7,765)	(101)	2,658
Benefits paid	(40,706)	(19,595)	(2,217)	(2,478)	(2,443)	(2,161)
Settlement funds in trust (1)	-	-	-	-	17,500	-
Benefit obligations, end of year	495,912	433,126	64,609	55,691	39,460	20,632

Change in fair value of plan assets
Fair value of plan assets, beginning of year	389,060	355,972	-	-	-	-
Expected return on plan assets (2)	18,491	15,660	-	-	-	-
Actuarial gains	55,135	21,110	-	-	-	-
Employer contributions	18,217	12,368	2,217	2,478	2,443	2,161
Employee contributions	3,625	4,268	-	-	-	-
Benefits paid	(40,706)	(19,595)	(2,217)	(2,478)	(2,443)	(2,161)
Administration costs	(888)	(723)	-	-	-	-
Settlement funds in trust (1)	-	-	-	-	17,500	-
Fair value of plan assets, end of year	442,934	389,060	-	-	17,500	-

Net defined benefit plan obligations
Benefit obligations	495,912	433,126	64,609	55,691	39,460	20,632
Fair value of plan assets	442,934	389,060	-	-	17,500	-
Net defined benefit plan obligations (3)	52,978	44,066	64,609	55,691	21,960	20,632

(1) During the year ended August 31, 2014, the Company made a payment in trust to fund the restructuring payments related to certain planned production outsourcing and has accounted for this trust as an other long-term employee benefit plan. (note 11).

(2) The actual return on plan assets for the year ended August 31, 2014 was $73.6 million (2013 - $36.8 million).
(3) As at August 31, 2014 and 2013, none of the Company’s pension benefit plans were fully funded.

The investment strategy for pension plan assets is to utilize a balanced mix of equity and fixed income portfolios to earn a long-term investment return that meets the Company’s pension plan obligations.  Active management strategies and style diversification strategies are utilized for the equity portfolios in anticipation of realizing investment returns in excess of market indices.  The compensation and Pension Committee, composed of certain members of the Company’s Board, is appointed by the Board to oversee and monitor the management and overall governance of the pension and retirement plans sponsored and administered by the Company.  The compensation and pension committee, among other things, oversees the investment strategy for the pension plan assets, including adopting the Company’s investment policy and monitoring compliance with the policy, appoints the investment fund managers and reviews their performance. The utilization of investment fund managers who adopt different style mandates allows the Company to achieve a diversified portfolio and reduce portfolio risks.

The Company's investment policy addresses the permitted and prohibited investments for the plan assets including restrictions on the fixed income quality, and quantity of investments in various asset classes as follows:

●
The fixed income quality restrictions include a minimum rating of “BBB” from the Dominion Bond Rating Services or equivalent for bonds and debentures; a minimum rating of “R-1” from the Dominion Bond Rating Services or equivalent for short-term investments; and a minimum rating of “P-1” or equivalent for preferred stock.

●
The quantity of investments allowed in various asset classes ranges from 5% to 45% and contains restrictions such that no single equity holding shall exceed 10% of the book value of plan assets, no single equity holding shall exceed 15% of the market value of an investment managers equity portfolio, no single equity holding will exceed 30% of the voting shares of any such corporation, no more than 10% of any investment managers bond portfolio may be invested in bonds of any such company other than bonds of the federal government or bonds of any such provincial government with a minimum rating of AA and no more than 15% of the market value of any investment managers bond portfolio may be invested in bonds with a rating of BBB or equivalent.

●
Investment managers are prohibited from making direct investments in resource properties, mortgages, venture capital financing, bonds of foreign issuers, investing in companies for the purposes of managing them, purchasing securities on margin or making short sales.

●	The pension plans are not permitted to directly invest in debt or equity securities of the Company.

The pension benefit plans of the Company have an asset mix as at August 31, 2014 and 2013, as follows:

	As at August 31, 2014	As at August 31, 2013	Target	Fair value hierarchy

Canadian equities	31%	33%	30%	Level 2
Foreign equities	30%	32%	30%	Level 2
Fixed income	39%	35%	40%	Level 2
Cash	0%	0%	0%	Level 1

The net employee benefit plan costs related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans reported in net loss from continuing operations in the consolidated statements of operations for the years ended August 31, 2014, 2013 and 2012 are as follows:

	Pension benefits			Post-retirement benefits			Other long-term employee benefits			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012

Current service cost	10,704	12,095	10,101	1,215	1,790	1,752	3,020	2,328	2,311	14,939	16,213	14,164
Administration costs	888	723	723	-	-		-	-	-	888	723	723
Net actuarial losses (gains)	-	-	-	-	-	-	(101)	2,658	(582)	(101)	2,658	(582)
Net financing expense	2,170	4,189	1,960	2,595	2,669	3,041	852	600	705	5,617	7,458	5,706
Curtailment gains (1)	-	-	(4,108)	-	-	-	-	-	-	-	-	(4,108)
Net defined benefit plan expense (2)	13,762	17,007	8,676	3,810	4,459	4,793	3,771	5,586	2,434	21,343	27,052	15,903
Employer contributions to defined contribution plans	3,715	3,833	4,412	-	-	-	-	-	-	3,715	3,833	4,412
Total plan expense	17,477	20,840	13,088	3,810	4,459	4,793	3,771	5,586	2,434	25,058	30,885	20,315

(1) During the year ended August 31, 2012, the termination of employees under the restructuring initiatives resulted in the elimination, for a significant number of employees, of the right to earn defined benefits and as a result a curtailment occurred.

(2) During the year ended August 31, 2013, there was an arbitrator’s ruling against the Company that resulted in a change to benefits provided under an other long-term employee benefit plan.  As a result the Company recorded an expense for the year ended August 31, 2013 of $2.3 million, consisting of actuarial losses of $1.8 million and cash costs of $0.5 million, which is included in restructuring and other items in the consolidated statement of operations.  All other current service costs, administration costs and net actuarial losses (gains) related to other long-term employee benefits are included in compensation expense in the consolidated statements of operations.  Net financing expense is included in net financing expense relating to employee benefit plans in the consolidated statements of operations.

Actuarial gains and losses related to the Company’s pension benefit plans and post-retirement benefit plans recognized in the consolidated statements of comprehensive loss for the years ended August 31, 2014, 2013 and 2012 are as follows:

	Pension benefits			Post-retirement benefits			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012

Other comprehensive income (loss) from continuing operations
Net actuarial gains (losses) on employee benefits	(13,367)	51,816	(70,228)	(7,325)	7,765	(3,812)	(20,692)	59,581	(74,040)
Gain on minimum funding liability of employee benefits	-	-	4,146	-	-	-	-	-	4,146
Other comprehensive loss from discontinued operations
Net actuarial losses on employee benefits	-	-	(376)	-	-	-	-	-	(376)
Net actuarial gains (losses) recognized in other comprehensive income (loss)	(13,367)	51,816	(66,458)	(7,325)	7,765	(3,812)	(20,692)	59,581	(70,270)

The cumulative actuarial losses related to the Company’s pension benefit plans and post-retirement benefit plans recognized directly in deficit in the consolidated statement of financial position as at August 31, 2014 are as follows:

2014

Cumulative actuarial gains recognized directly in deficit as at August 31, 2013 (revised - note 2)	395
Net actuarial losses recognized in other comprehensive income (loss) and deficit	(20,692)
Cumulative actuarial losses recognized directly in deficit as at August 31, 2014	(20,297)

Significant actuarial assumptions in measuring the Company’s benefit obligations as at August 31, 2014 and 2013 and employee benefit plan expense for the years ended August 31, 2014, 2013 and 2012, are as follows:

	Pension benefits			Post-retirement benefits (1)			Other long-term employee benefits

	2014	2013		2014	2013		2014	2013
Benefit obligations (2)
Discount rate (3)	4.00%	4.70%		3.90%	4.65%		3.00%	3.80%
Rate of compensation increase	2.75%	2.75%		2.75%	2.75%		5.00%	5.00%

	2014	2013	2012	2014	2013	2012	2014	2013	2012
Benefit plan expense
Discount rate	4.70%	4.35%	5.45%	4.65%	4.30%	5.45%	3.80%	3.35%	4.50%
Rate of compensation increase	2.75%	2.75%	3.25%	2.75%	2.75%	3.25%	5.00%	2.75%	3.10%

(1) The assumed health care cost trend rates for the next year used to measure the expected cost of benefits covered for the post-retirement benefit health and life plans were 7.75% for medical, to an ultimate rate of 4.5% over 13 years to 2027.

(2) As at August 31, 2014, the duration of the pension, post-retirement and other long term employee benefit obligation was 15, 14 and 6 years, respectively (August 31, 2013 – 14 ,14 and 6, respectively).

(3) A change in the discount rate used in the valuation of defined benefit obligations, affects the reported funded status of the Company’s plans as well as the net benefit cost in subsequent years.  As at August 31, 2014, a 50 basis-point decrease in the discount rate would increase the pension, post-retirement and other long-term employee benefit obligations by $37.9 million, $4.5 million and $0.7 million, respectively, and a 50 basis-point increase in the discount rate would decrease the pension, post-retirement and other long-term employee defined benefit obligations by $33.8 million, $4.5 million and $0.7 million, respectively.

The most recently filed actuarial funding valuations for all of the pension benefit plans were as of December 31, 2013 and indicated they had an aggregate going concern actuarial surplus of $24.6 million and a wind up deficiency (which assumes that the pension plans terminate on their actuarial valuation date) of $57.7 million.  The Company expects to contribute $15.2 million (including special payments of $8.4 million) to its defined benefit pension plans, $2.5 million to its post-retirement benefit plans and $2.5 million to its other long-term employee benefit plans for the year ending August 31, 2015.  The Company’s next required actuarial funding valuations will be as at December 31, 2016 and must be complete by September 30, 2017.

14.   CAPITAL STOCK

The Company’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbols PNC.A for its Class C voting shares (“Voting Shares”) and PNC.B for its Class NC variable voting shares (“Variable Voting Shares”).

Authorized capital stock

The Company’s authorized capital stock consists of two classes; Voting Shares and Variable Voting Shares.  The Company is authorized to issue an unlimited number of Voting Shares and Variable Voting Shares.

Voting Shares

Holders of the Voting Shares shall be entitled to one vote at all meetings of shareholders of the Company.  The Voting Shares and Variable Voting Shares rank equally on a per share basis in respect of dividends and distributions of capital.

A Voting Share shall be converted into one Variable Voting Share automatically if a Voting Share becomes held or beneficially owned or controlled, by a person who is a citizen or subject of a country other than Canada. In addition to the automatic conversion feature, a holder of Voting Shares shall have the option at any time to convert some or all of such shares into Variable Voting Shares on a one-for-one basis and to convert those shares back to Voting Shares on a one-for-one basis.

Variable Voting Shares

The Variable Voting Shares have identical terms as the Voting Shares and rank equally with respect to voting, dividends and distribution of capital, except that Variable Voting Shares shall not carry one vote per Variable Voting Share if:

(a) the number of issued and outstanding Variable Voting Shares exceeds 49.9% of the total number of all issued and outstanding shares; or

(b) the total number of votes that may be cast by, or on behalf of, holders of Variable Voting Shares present at any meeting of holders of Shares exceeds 49.9% of the total number of votes that may be cast by all holders of Shares present and entitled to vote at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically to equal the maximum permitted vote per Variable Voting Share.

Postmedia Rights Plan

Under the Postmedia Rights Plan, one right has been issued by Postmedia in respect of each Voting Share and Variable Voting Share. A right shall become exercisable upon a person, including any party related to it, acquiring or attempting to acquire beneficial ownership of 20% or more of the outstanding shares of a class without complying with the “Permitted Bid” provisions of the Postmedia Rights Plan. For purposes of determining beneficial ownership under the Postmedia Rights Plan, Variable Voting Shares beneficially owned or controlled by a person or subject of Canada are deemed to also include the Voting Shares into which such Variable Voting Shares could be converted.  Should such an acquisition occur or be announced, subject to all other provisions of the Postmedia Rights Plan, each right will entitle the holder to purchase from Postmedia additional shares at a 90% discount to the prevailing market price. This purchase could cause substantial dilution to the person or group of persons attempting to acquire control of Postmedia, other than by way of a Permitted Bid. The Board has discretion to waive the application of the Postmedia Rights Plan, and to amend the Postmedia Rights Plan at any time, or redeem the rights for $0.000001 per right.

The Postmedia Rights Plan was reapproved at the Annual Shareholder meeting during 2014 and will remain in force until the earlier of the Termination Time (the time at which the right to exercise rights will terminate pursuant to the Postmedia Rights Plan) and the Annual Shareholder meeting of Postmedia three years thereafter unless at or prior to such meeting the shareholders ratify the continued existence of the Postmedia Rights Plan.

Issued and outstanding capital stock

	Voting Shares		Variable Voting Shares		Total Shares
	Number	$ 000's	Number	$ 000's	Number	$ 000's
Balance as of August 31, 2012	1,302,730	12,002	39,020,440	359,130	40,323,170	371,132
Conversions	(227,698)	(2,108)	227,698	2,108	-	-
Cancellations (1)	(92,971)	-	(20,580)	-	(113,551)	-
Balance as of August 31, 2013	982,061	9,894	39,227,558	361,238	40,209,619	371,132
Conversions	(37,342)	(346)	37,342	346	-	-
Balance as of August 31, 2014	944,719	9,548	39,264,900	361,584	40,209,619	371,132

 (1) On December 7, 2012 the Company cancelled, for no consideration, 92,971 Voting Shares and 20,580 Variable Voting Shares that were held in trust by the court appointed monitor of the Canwest Limited Partnership Companies Creditors Arrangement Act filing.

The following table provides a reconciliation of the denominators, which are presented in whole numbers, used in computing basic and diluted earnings (loss) per share for the years ended August 31, 2014, 2013 and 2012. No reconciling items in the computation of net loss exist.

	2014	2013	2012
Basic weighted average shares outstanding during the period	40,209,619	40,239,796	40,323,170
Dilutive effect of options and RSUs	-	-	-
Diluted weighted average shares outstanding during the period	40,209,619	40,239,796	40,323,170

Options and RSUs outstanding which are anti-dilutive	1,734,000	1,288,000	1,056,000

15.     SHARE-BASED COMPENSATION PLANS AND OTHER LONG-TERM INCENTIVE PLANS

Share option plan

The Company has a share option plan (the “Option Plan”) for its employees and officers to assist in attracting, retaining and motivating officers and employees.  The Option Plan is administered by the Board.

The maximum number of options available for issuance under the Option Plan is 3.0 million and shall not exceed 10% of the Company’s issued and outstanding shares. The issued options entitle the holder to acquire one share of the Company at an exercise price no less than the fair value of a share at the date of grant, of which fair value is determined to be the volume-weighted average trading price of the Voting Shares on the TSX for the five trading days immediately preceding the issuance of such options.  The issued options vest as follows: 20% immediately with the remainder vesting evenly over 4 years on the anniversary date of the date of grant.  Each option may be exercised during a period not exceeding 10 years from the date of grant.

During the year ended August 31, 2014, the Company granted 0.6 million options under the Option Plan (2013 – nil).  The fair value of the underlying options was estimated using the Black-Scholes option pricing model.  The fair value of the issued options and key assumptions used in applying the Black-Scholes option pricing model were as follows:

2014
Fair value	$0.94

Key assumptions
Exercise Price	$2.02
Risk-free interest rate (1)	1.38%
Dividend yield	-
Volatility factor (2)	52.73%
Expected life of options (3)	5 years
(1) Based on Bank of Canada five year benchmark bond yield in effect on the date of grant.
(2) Based in part on the volatility of the Company's shares and the volatility of similar companies in the publishing and media industries.
media industries.
(3) Based on contractual terms and a published academic study.

The following table provides details on the changes to the issued options, which are presented in whole numbers, for the years ended August 31, 2014, 2013 and 2012:

	2014		2013		2012
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance beginning of year	1,208,000	$8.69	1,480,000	$8.74	1,280,000	$9.85
Granted	560,000	$2.02	-	$-	600,000	$6.43
Forfeited	(32,000)	$3.12	(128,000)	$(8.57)	(184,000)	$(9.40)
Cancelled	(26,000)	$5.41	(144,000)	$(9.28)	(216,000)	$(8.33)
Balance end of year	1,710,000	$6.66	1,208,000	$8.69	1,480,000	$8.74

Vested options at end of year - exercisable	1,134,000	$8.43	808,000	$9.14	696,000	$9.38

During the year ended August 31, 2014, the Company recorded compensation expense relating to the Option Plan of $0.6 million (2013 - $0.5 million) (2012 - $1.2 million), with an offsetting credit to contributed surplus.

Total unrecognized compensation expense is $0.3 million, which is expected to be recognized over the next four years.

Restricted share unit plan

The Company has a restricted share unit plan (the “RSU Plan”).  The RSU Plan provides for the grant of restricted share units (“RSUs”) to participants, being current, part-time or full-time officers, employees or consultants of the Company.  The maximum aggregate number of RSUs issuable pursuant to the RSU Plan outstanding at any time shall not exceed 0.6 million Voting Shares or Variable Voting Shares (“Shares”) of the Company. The RSU Plan is administered by the Board.

Each RSU will be settled for one Share, without payment of additional consideration, after such RSU has vested; however, at any time, a participant may request in writing, upon exercising vested RSUs, subject to the consent of the Company, that the Company pay an amount in cash equal to the aggregate current fair market value of the Shares on the date of such exercise in consideration for the surrender by the participant to the Company of the rights to receive Shares under such RSUs.  The Board may in its sole discretion accelerate the vesting date for all or any RSUs for any participant at any time and from time to time.  RSUs are non-transferable. The terms and conditions of RSUs granted under the RSU Plan will be subject to adjustments in certain circumstances, at the discretion of the Board and contain certain conditions regarding the resignation, cessation and termination of participants.

The Company has granted a tandem award that provides a choice to either exercise 0.6 million stock options or 0.6 million RSU’s. Of the tandem award, 0.1 million vested immediately on the date of the grant with the remaining 0.5 million vesting evenly over a four year period on the anniversary date of the date of grant.  As at August 31, 2014, 0.6 million RSU’s had vested (August 31, 2013 – 0.5 million).  The fair value of the tandem award was estimated by using a grant date fair value per share of $9.26.  The fair value of $9.26 per share was based on the per share proceeds received on the initial capitalization of the Company.  The Company granted no RSU’s during the years ended August 31, 2014, 2013 and 2012.  During the year ended August 31, 2014, the Company recorded compensation expense relating to the tandem award of $0.3 million (2013 - $0.6 million) (2012 - $1.1 million), with an offsetting credit to contributed surplus.

Deferred share unit plan

The Company has a deferred share unit plan (the “DSU Plan”) for the benefit of its non-employee directors.  The DSU Plan is administered by the Board.

Under the DSU Plan, non-employee directors of the Company are required to elect to receive at least 50% (and may irrevocably elect to receive up to 100%) of their annual fees satisfied in the form of  deferred share units (“DSUs”), and may receive additional grants of DSUs under the DSU Plan.  The number of DSUs to be credited to a director will be calculated, on the date that fees are payable to such director, by dividing the dollar amount elected by such director in respect of such fees by the value of a share.  The value of a share will be the volume-weighted average trading price of the Voting Shares for the five trading days immediately preceding the issuance of such DSU’s.  As at August 31, 2014, the fair value per DSU was based on a fair value per share of $1.92 (August 31, 2013 – $1.48).  The vesting conditions (which may include time restrictions, performance conditions or a combination of both) of each DSU granted under the DSU Plan, will be determined by the Board, and on redemption (which would occur after the holder of the DSUs ceases to serve as a director and is not otherwise employed by the Company) will be paid out in cash. The DSUs are generally non-transferable. Whenever cash dividends are paid on the shares of the Company, additional DSUs will be credited to directors.  The Board may discontinue the DSU Plan at any time or, subject to certain exceptions set out in the DSU Plan, may amend the DSU Plan at any time.

During the year ended August 31, 2014, the Company granted 0.4 million DSUs under the DSU Plan (2013 – nil) (2012 - nominal).  All DSUs issued in the year ended August 31, 2014 vested immediately.  During the year ended August 31, 2014, the Company recorded an expense of $0.5 million to compensation expense relating to the DSU Plan (2013 – $0.3 million) (2012 – recovery of $4.8 million), with an offset to other non-current liabilities.  Future changes in the fair value of the DSUs will be reflected through adjustments to compensation expense until such a date as the DSUs are settled in cash.  During the year ended August 31, 2014, the Company settled 19,797 DSUs for a nominal amount (2013 – 62,436 DSUs for $0.1 million) and cancelled 113,198 DSUs for no consideration (2013 – 41,624 DSUs for no consideration).  There were no such settlements or cancellations during the year ended August 31, 2012.

The aggregate carrying value of the DSU Plan liability was $0.9 million as at August 31, 2014 (August 31, 2013 - $0.4 million) and is recorded in other non-current liabilities on the consolidated statement of financial position.

During the year ended August 31, 2014, the Company has recorded compensation expense of $1.4 million (2013 - $1.4 million) (2012 net recovery of - $2.5 million) relating to its share-based compensation and other long-term incentive plans.

16.     INCOME TAXES

Provision for income taxes

The provision for income taxes differs from the amount that would have resulted from applying the statutory tax rate to loss before income taxes for the years ended August 31, 2014, 2013 and 2012 as follows:

	2014	2013	2012
		(revised - note 2)	(revised - note 2)
Net loss attributable to equity holders of the Company	(107,461)	(160,226)	(26,033)
Statutory income tax rate based on combined federal and provincial rates	26.15%	25.98%	26.30%
Tax recovery based on statutory tax rates	(28,101)	(41,627)	(6,847)

Effects of:
Non-taxable portion of net capital gains	-	(43)	(150)
Non-deductible expenses (non-taxable income)	1,569	3,743	(1,334)
Non-deductible portion of impairments	-	13,542	-
Non-taxable income on disposition of discontinued operations	-	-	(701)
Tax rate changes on deferred income taxes	(247)	(440)	(147)
Adjustments in respect of prior years	55	(1,244)	10
Change in unrecognized deferred income tax assets	26,705	26,069	8,957
Other	19	-	212
Provision for income taxes	-	-	-

The Company’s applicable tax rate is the Canadian combined rates applicable in the jurisdictions in which the Company operates.  The increase in the Company’s effective tax rate is due to the change in allocation of income taxes to the various jurisdictions in which the Company operates.

No taxes have been recorded in other comprehensive income (loss) as the associated deferred tax assets have not been recognized.

Deferred income tax

Certain of the Company’s intangible assets have indefinite lives and accordingly, as at August 31, 2014 a deferred income tax liability of $0.7 million is not expected to reverse until the assets are disposed of or become amortizable (August 31, 2013 - $0.7 million).  In addition, as at August 31, 2014 deferred income tax assets of $23.1 million have been recognized to offset other deferred income tax liabilities, primarily related to property and equipment, intangible assets and goodwill (August 31, 2013 - $41.8 million).

As at August 31, 2014 and 2013, the Company has not recognized deferred tax assets in respect of the following:

	2014	2013
Total tax loss carryforwards	260,456	238,600
Other deductible temporary differences	159,636	135,099
Total deductible temporary differences	420,092	373,699
Deferred income tax rate	26.15%	25.98%
Deferred income tax assets	109,854	97,087
Deferred income tax liabilities	(23,844)	(42,507)
Net deferred income tax assets not recognized	86,010	54,580

As at August 31, 2014, the total non-capital tax losses and net-capital losses are as follows:

Year	Tax losses
Expiring in 2030	34,643
Expiring in 2031	100,291
Expiring in 2032	86,124
Expiring in 2033	12,946
Expiring in 2034	26,035
Total non-capital losses	260,039
Total net-capital losses (no expiry date)	417
Total loss carryforwards	260,456

17.     CAPITAL MANAGEMENT

The Company’s capital management objective is to maximize shareholder returns by (a) prioritizing capital expenditures related to the development of digital media products with growth potential, and (b) utilizing the majority of remaining free cash flow for the repayment of debt.  There were no changes in the Company’s approach to capital management during the year ended August 31, 2014.

The Company’s capital structure is composed of equity and long-term debt, less both net assets related to derivative financial instruments and cash.  The capital structure as at August 31, 2014 and 2013 is as follows:

	As at August 31, 2014	As at August 31, 2013
		(revised - note 2)

Long-term debt (note 12)	486,300	486,880
Net assets related to derivative financial instruments (note 6)	(18,392)	(16,802)
Cash	(30,490)	(40,812)
Net liabilities	437,418	429,266
Equity	10,944	134,233
Total capital	448,362	563,499

The Company’s capital structure decreased $115.1 million in the year ended August 31, 2014, primarily as a result of comprehensive loss for the year ended August 31, 2014.

18.     FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

As a result of the use of financial instruments, the Company is exposed to credit risk, liquidity risk and market risks relating to foreign exchange and interest rate fluctuations.  The enterprise risk management process is managed by a risk oversight committee composed of senior executives of the Company. In order to manage foreign exchange and interest rate risks, the Company used derivative financial instruments to set in Canadian dollars future payments on debts denominated in U.S. dollars (interest and principal). The foreign currency interest rate swap designated as a cash flow hedge matured on July 15, 2014 (note 12). Provided there is no change to the hedged items, the Company does not settle the derivative financial instruments prior to their maturity unless contractually obligated to do so.  These instruments are not held or issued for speculative purposes.

(a)      Fair value of financial instruments

The carrying value and fair value of long-term debt and derivative financial instruments as at August 31, 2014 and 2013 are as follows:

	As at August 31, 2014			As at August 31, 2013
	Carrying value		Fair value	Carrying value		Fair value

Other financial liabilities
Long-term debt	486,300		519,856	486,880		525,538

Derivative financial instruments
Assets
Foreign currency interest rate swap	-		-	1,411	(1)	1,411
Embedded derivatives	18,392	(1)	18,392	16,802	(1)	16,802

(1) Net derivative financial instruments asset (Level 3) of $18.4 million (2013 - $18.2 million) are reconciled in the table below.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models.  When the Company uses valuation models, the fair value is estimated using discounted cash flows using market yields or the market value of similar instruments with similar terms and credit risk.

The Company has considered the following fair value hierarchy that reflects the significance of the inputs used in measuring its financial instruments accounted for at fair value in the statement of financial position:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3: inputs that are not based on observable market data (unobservable inputs).

The fair value of the foreign currency interest rate swap recognized on the statement of financial position is estimated as per the Company’s valuation models.  These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs) to the net exposure of the counterparty or the Company.  The fair value of early prepayment options recognized as embedded derivatives is determined by option pricing models using Level 3 market inputs, including credit risk, volatility and discount factors.

The Company’s policy is to recognize transfers in and out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.  During the year ended August 31, 2014 there were no transfers within the fair value hierarchy.

The changes to the fair value of derivative financial instruments (Level 3) for the years ended August 31, 2014 and 2013 are as follows:

	2014	2013

Asset as at beginning of year (note 6)	18,213	5,670
Gain (loss) on derivative financial instruments recognized in the statement
of operations (note 5)	1,590	(7,306)
Gain on cash flow swap recognized in statement of comprehensive loss	3,994	1,914
Foreign currency exchange gain on cash flow swaps reclassified from accumulated
other comprehensive loss to the statement of operations (note 6)	2,917	11,253
Loss on cash flow swap reclassified from accumulated other comprehensive loss
to the statement of operations	(2,173)	(2,294)
Cash settlements of derivative financial instruments	(6,149)	8,976
Asset as at end of year (note 6)	18,392	18,213

(b)      Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial asset fails to meet its contractual obligations.

The maximum credit exposure to credit risk at the reporting date is the carrying value of cash, accounts receivable and derivative financial instruments in an asset position.  No collateral is held for any of the counterparties to the above financial assets.

Accounts receivable

In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer.  The Company’s sales are widely distributed and the largest amount due from any single customer as at August 31, 2014 is $2.7 million or 4% of receivables (August 31, 2013 – $4.5 million or 5%).  The Company establishes an allowance for doubtful accounts when collection is determined to be unlikely based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $3.4 million as at August 31, 2014 (August 31, 2013 - $3.3 million).  As at August 31, 2014, $30.7 million or 48% (2013 - $37.8 million or 46%) of trade accounts receivable is considered past due as per the contractual credit terms and not yet impaired, which is defined as amounts outstanding beyond normal credit terms and conditions for respective customers.  The amount past due relates to a number of independent customers for whom there is no recent history of default.  The aging analysis of these trade receivables based on original invoice terms as at August 31, 2014 and 2013 is as follows:

	As at August 31, 2014	As at August 31, 2013

30 - 90 days	25,296	31,454
Greater than 90 days	5,431	6,364
	30,727	37,818

Changes to the allowance for doubtful accounts for the year ended August 31, 2014 and 2013 are as follows:

	2014	2013

Balance as at beginning of year	3,337	3,225
Provision for doubtful accounts	614	1,295
Write-offs	(545)	(1,183)
Balance as at end of year	3,406	3,337

Derivative financial instruments

As a result of the use of derivative financial instruments, the Company is exposed to the risk of non-performance by a third-party.  The Company used multiple counterparties when entering into derivative contracts to minimize its concentration exposure.  The Company also used counterparties that have an investment grade credit rating of no less than single “A”.

(c)      Liquidity risk management

Liquidity risk is the risk that the Company will encounter difficulties in meeting its financial obligations associated with financial liabilities that are settled by delivering cash or another financial asset.  The Company manages this exposure risk by using cash on hand, cash generated from operations, staggered maturities of long-term debt and derivative financial instruments, available borrowings under the New ABL Facility (note 12), cash flow forecasts and by deferring or eliminating discretionary spending.

Material contractual obligations related to financial instruments include debt repayments and interest on long-term debt and obligations related to derivative instruments, less future receipts on derivative instruments.  These contractual undiscounted obligations and their maturities as at August 31, 2014 are as follows:

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more

Accounts payable	8,059	8,059	-	-	-
Accrued liabilities	40,800	40,800	-	-	-
Finance lease	1,560	-	-	-	1,560
Long-term debt (1)	497,547	12,500	192,960	292,087	-
Interest payments (2)	197,069	53,203	107,355	36,511	-
Total	745,035	114,562	300,315	328,598	1,560
(1) Contractual principal payments of long-term debt are based on the foreign exchange rate as at August 31, 2014 of US$1:$1.0873.
(2) Interest to be paid on long-term debt is based on actual interest rates and the foreign exchange rate as at August 31, 2014 of US$1:$1.0873.

(d)      Market risk management

Market risk is the risk that changes in market prices due to foreign exchange rates and interest rates will affect the value of the Company’s financial instruments.  The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

As at August 31, 2014, approximately 59% of the outstanding principal on the Company’s long-term debt is payable in US dollars (August 31, 2013 – 56%).  As at August 31, 2013, the Company had entered into derivative financial instruments to reduce the foreign currency risk exposure on 62% of its US dollar denominated long-term debt.  On July 15, 2014 the foreign currency interest rate swap related to the Second-Lien Notes matured (note 12) exposing the Company to foreign currency risk on the entire US$268.6 million of Second-Lien Notes outstanding (August 31, 2013 – the un-hedged portion of the Second-Lien Notes of US$101.1 million).  Based on long-term debt outstanding as at August 31, 2014, a $0.01 change in the period-end exchange rate of a Canadian dollar per one US dollar, holding all other variables constant, would have resulted in a $2.7 million increase or decrease to foreign currency exchange losses in the statement of operations.

Interest rate risk

The Company’s ABL Facility bore interest at floating rates while the First-Lien Notes and Second-Lien Notes bear interest at fixed rates.  Therefore, changes in interest rates only exposed the Company to interest rate risk on the portion of the ABL Facility that was drawn, if any, at the time of the interest rate change.  As a result of the termination of the ABL Facility on July 13, 2014 as at August 31, 2014, the Company is not subject to cash flow interest rate risk.

19.     COMMITMENTS

The Company has entered into various operating lease agreements for property, office equipment and vehicles and has various other commitments.  Aggregate future minimum payments under the terms of these commitments are as follows:

2015	22,158
2016	18,830
2017	16,387
2018	10,784
2019	8,457
Thereafter	41,802

20.     RELATED PARTY TRANSACTIONS

Key management personnel include the Company’s senior management and all members of the Board.  Key management personnel compensation for the years ended August 31, 2014, 2013 and 2012 is as follows:

	2014	2013	2012
Salaries and short-term benefits	4,307	4,332	3,676
Share-based compensation	1,271	1,250	(2,911)
Total compensation	5,578	5,582	765

21.     STATEMENT OF CASH FLOWS

The following amounts compose the net change in non-cash operating accounts included in cash flows from operating activities in the consolidated statement of cash flows for the years ended August 31, 2014, 2013 and 2012:

	2014	2013	2012
Accounts receivable	17,744	8,308	10,631
Inventory	940	595	1,437
Prepaid expenses and other assets	240	380	5,242
Accounts payable, accrued liabilities and provisions	(19,013)	(1,441)	16,049
Deferred revenue	(469)	(1,270)	(2,377)
Other non-current liabilities and provisions	1,465	(1,005)	(217)
Changes in non-cash operating accounts	907	5,567	30,765

22.     SEGMENT INFORMATION

The Company has one operating segment for financial reporting purposes, the Newspaper segment. The Newspaper segment publishes daily and non-daily newspapers and operates digital media and online assets including the canada.com network, each newspaper’s online website and Infomart, the Company’s media monitoring service. Its revenue is primarily from advertising and circulation/subscription revenue.

Included within digital revenue in the consolidated statements of operations during the year ended August 31, 2014 is advertising revenue of $58.7 million (2013 - $63.7 million) (2012 - $62.1 million) and circulation/subscription revenue of $29.3 million (2013 - $27.9 million) (2012 - $27.0 million).  Accordingly, aggregate print and digital revenue from advertising for the year ended August 31, 2014 was $434.2 million (2013 - $509.2 million) (2012 - $577.1 million) and aggregate print and digital revenue from circulation/subscription was $223.5 million (2013 - $223.8 million) (2012 - $236.2 million).

23.     DIVESTITURES AND DISCONTINUED OPERATIONS

On October 18, 2011, the Company entered into an asset purchase agreement with affiliates of Glacier Media Inc. (the “Transaction”) to sell substantially all of the assets and liabilities of the Lower Mainland Publishing Group, the Victoria Times Colonist and the Vancouver Island Newspaper Group, collectively herein referred to as the Disposed Properties.  The Disposed Properties were all within the Newspaper segment.  On November 30, 2011, the Company completed the Transaction.  As a result of the Transaction, the Company has presented the results of the Disposed Properties as discontinued operations.

Details of the Transaction and the gain on sale of discontinued operations are as follows:

Consideration (1)
Purchase price	86,500
Working capital adjustment and other items	1,450
Transaction costs	(610)
Net proceeds	87,340

Carrying value of net assets disposed
Current Assets
Accounts receivable	17,023
Inventory	568
Prepaid expenses and other assets	428
Non-Current Assets
Property and equipment	27,333
Other assets	804
Intangible assets	25,231
Goodwill	12,593
Total assets	83,980
Current Liabilities
Accounts payable and accrued liabilities	9,485
Deferred revenue	2,202
Non-Current Liabilities
Other non-current liabilities	2,062
Total liabilities	13,749
Carrying value of net assets disposed	70,231

Gain on sale of discontinued operations, net of tax of nil	17,109
(1) In accordance with the terms and conditions of the Term Loan Facility on November 30, 2011, the Company was required to repay amounts outstanding with the net proceeds of the Transaction (note 12).

Net earnings from discontinued operations for the year ended August 31, 2012, is summarized as follows:

2012 (1)
Revenues
Print advertising	27,090
Print circulation	3,495
Digital	956
Other	535
Total revenues	32,076
Expenses
Compensation	12,756
Newsprint	1,218
Distribution	5,117
Other operating	7,611
Operating income before depreciation, amortization
and restructuring	5,374
Depreciation	163
Amortization	55
Restructuring and other items	57
Operating income	5,099
Interest expense (2)	8,148
Net financing expense related to employee benefit plans	537
Gain on sale of discontinued operations	(17,109)
Earnings before income taxes	13,523
Provision for income taxes	-
Net earnings from discontinued operations	13,523
(1) The Transaction was completed on November 30, 2011, as a result net earnings from discontinued operations for the year ended August 31, 2012 relate only to the three months ended November 30, 2011.
(2) The Company had allocated interest expense to discontinued operations representing the portion of interest expense related to the Term Loan Facility that was repaid as a result of the Transaction. During the year ended August 31, 2012, the Company allocated interest expense of $1.8 million to discontinued operations. In addition, during the year ended August 31, 2012, the repayment of the Term Loan Facility with the proceeds of the Transaction resulted in additional interest expense representing an acceleration of unamortized financing fees and discounts of which $6.4 million had been allocated to discontinued operations.

Cash flows from discontinued operations for the years ended August 31, 2012 are summarized as follows:

2012 (1)
Cash flows from operating activities	2,275
Cash flows from investing activities (2)	(2,275)
Cash flows from financing activities	-
Cash flows from discontinued operations	-
(1) The Transaction was completed on November 30, 2011, as a result cash flows from discontinued operations for the year ended August 31, 2012 relate only to the three months ended November 30, 2011.
(2) The cash flows from discontinued operations were transferred to the Company through a centralized cash management system resulting in cash flows from discontinued operations for the years ended August 31, 2012 of nil.

24.     SUBSEQUENT EVENTS

On October 6, 2014, the Company entered into a definitive agreement with Quebecor Media Inc. to purchase Sun Media Corporation’s 175 English language newspapers, specialty publications and digital properties (“Sun Media”) for cash consideration of approximately $316 million less a $10 million adjustment primarily related to certain real estate properties to be disposed of by Sun Media prior to closing, and other customary adjustments to be determined subsequent to closing. The Company has not completed the valuation of assets acquired and liabilities assumed.  The Company will finance the acquisition through a combination of debt and equity. The debt financing will be provided through the issuance of an additional $140 million principal amount of First-Lien Notes to an existing Noteholder. The Company has entered into a subscription agreement with this existing Noteholder in which it has agreed to purchase subscription receipts representing the entire amount of the additional First-Lien Notes. The subscription receipts will bear interest at the same rate as the First-Lien Notes and will automatically be exchanged for the additional First-Lien Notes on completion of the acquisition, for no additional consideration.

The Company intends to raise the balance of the funds required for the acquisition by way of a rights offering of subscription receipts (the “Rights Offering”) for gross proceeds of $186 million less net proceeds from real estate sales of up to $50 million, to the extent available, prior to the launch of the Rights Offering. Postmedia has entered into a standby purchase agreement with its largest shareholder, GoldenTree Asset Management LP (“GoldenTree”), pursuant to which GoldenTree has agreed to take up any subscription receipts not otherwise subscribed for under the Rights Offering. In connection with its backstop of the rights offering, GoldenTree will enter into a voting restriction agreement with Postmedia that will limit the number of votes that GoldenTree will be entitled to cast at any meeting of Postmedia’s shareholders to 33 1/3%, less one share, of the total number of outstanding voting rights in respect of all of the issued and outstanding shares at such time, regardless of how many shares GoldenTree owns at such time.  The Rights Offering will be subject to regulatory approval.  Under the terms of the Rights Offering, shareholders of the Company as of a record date, which is yet to be determined, will receive rights to subscribe for subscription receipts of the Company. Each subscription receipt will be automatically exchanged for one Variable Voting Share on completion of the acquisition, without additional consideration. The subscription price under the Rights Offering will be not more than $1.10 and at a significant discount to the market price of the Variable Voting Shares at the time the Rights Offering.

On October 16, 2014 the Company entered into a New ABL Facility for an aggregate amount of up to $20.0 million.  The New ABL Facility will replace the Company’s ABL Facility that matured on July 13, 2014. The New ABL Facility will mature one year from the closing date and will be secured on a first-priority basis by accounts receivable, cash and inventory of Postmedia Network and any related assets of the Company and on a third priority basis by the First-Lien Notes collateral.

Subsequent to August 31, 2014, the Company received certification from the Ontario Digital Media Corporation that digital media tax credits totaling a cash claim of $17.3 million for the year ended August 31, 2012 were eligible to be claimed. The Company intends to refile the tax return for the year ended August 31, 2012 to reflect such claim and will be subject to audit by the Canada Revenue Agency. The digital media tax credits are subject to estimation uncertainty and have not been recorded in the consolidated statement of financial position as at August 31, 2014.  The Company will record the digital media tax credits as a recovery in the statement of operations when there is reasonable assurance that the Company has complied with the conditions attached to the claim.

Subsequent to August 31, 2014, all conditions were waived related to an agreement to sell the Montreal Gazette production facility and equipment for gross proceeds of $12.5 million.  The sale is expected to close on October 31, 2014 and the net proceeds will be used to reduce the amount of the Rights Offering.